Form 10KSB, Exhibit 13
period 2007-06-30
OSAGE BANCSHARES, INC.
filed 2007-09-28
CIK 1375336

Osage

Bancshares, Inc.

2007ANNUAL REPORT

OSAGE BANCSHARES, INC.

2007 ANNUAL REPORT

TABLE OF CONTENTS

Page

Letter to Shareholders	1

Corporate Profile	2

Stock Market Information	2

Selected Consolidated Financial Data	3

Selected Quarterly Financial Data	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements	F-2

Notes to Consolidated Financial Statements	F-8

Corporate Information	Inside Back Cover

bank more

Osage Bancshares, Inc.

239 E. Main Street

Pawhuska, OK 74056

To Our Shareholders and Customers:

It’s been an exciting year for Osage Federal! We had another record year in earnings, posting net income of $940,000 for the year ended June 30, 2007, compared to $626,000 for the year ended June 30, 2006. This is a 50.2% increase, most of which is from our net interest income.

We finished the fiscal year with assets of $123 million, a $10 million, or 9.3% increase over last year. Net loans were up $11 million over the last year, with strong growth in one- to four-family and commercial real estate lending. Our deposits were $73 million at June 30, 2007, an increase of $8 million over the prior year. This growth was in certificates of deposit, which provide a good source of funding for our lending activities.

We completed our reorganization on January 17, 2007, eliminating Osage Federal MHC, and issuing stock in a new holding company, Osage Bancshares, Inc. Our former public shareholders of Osage Federal Financial, Inc. received 1.5739 shares of Bancshares stock for their shares, and we issued an additional 2,513,880 shares at $10 per share, including 201,828 shares purchased by our employee ownership plan. This reorganization provides us additional capital to continue expanding into the future.

We continue our history of paying quarterly dividends, including an $.08 dividend paid August 14, 2007 to shareholders of record July 31, 2007.

During early 2007, we implemented a new website, osagefed.com, and began offering free internet banking with free bill pay to follow. We already have 464 customers using internet banking,

During this fiscal year, we totally revamped our advertising, focusing on the theme “bank more”. We are doing billboard, newspaper, cable TV, direct mail and radio advertising using this tagline with our customers as the focal point. The campaign has had a positive impact in our marketplace.

There has been a lot in the news lately regarding predatory lending, and we want to assure you, our shareholders, that Osage Federal does not do this type of lending, nor do we do other risky types of lending that could put our shareholders’ investments at risk. We are a conservative lender, and that is reflected in our low nonperforming asset and classified loan numbers.

There’s a lot to be excited about in the future, and we’re glad you’re a part of it with us. Please continue to recommend Osage Federal to your friends, family, and acquaintances. We appreciate the business!

Sincerely,

/s/ Mark S. White

Mark S. White

President & CEO

bank more

CORPORATE PROFILE

Osage Bancshares, Inc. (the “Company”) is the holding company for Osage Federal Bank (the “Bank”), a federal savings bank serving Osage and Washington Counties, Oklahoma from its main office in Pawhuska and branch office in Bartlesville. The Company is the successor to Osage Federal Financial, Inc., the former mid-tier holding company for the Bank, which ceased to exist when the Bank’s former mutual holding company converted to stock form. As part of the transaction, each outstanding publicly held share of common stock of Osage Federal Financial, Inc. was converted into 1.5739 shares of common stock of the Company. The Company also sold a total of 2,513,880 shares to the public at $10 per share, including 201,828 shares purchased by the Company’s employee stock ownership plan with funds borrowed from the Company.

The Bank was originally chartered by the State of Oklahoma in 1918 as the National Building and Loan Association and converted to a federally-chartered savings and loan association in 1935. Osage Federal Bank’s deposits are insured to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) and it is a member of the Federal Home Loan Bank of Topeka ("FHLB").

Our executive offices are located at 239 East Main Street, Pawhuska, Oklahoma 74056 and our main telephone number is (918) 287-2919. The Bank maintains a website at www.osagefed.com .

STOCK MARKET INFORMATION

The Company’s common stock commenced trading on The Nasdaq Global MarketSM under the symbol “OSBK” on January 23, 2007. The following table reflects high and low sale prices as reported on The Nasdaq Global MarketSM for the Company since January 23, 2007 and high and low bid prices for Osage Federal Financial, Inc. as reported on the OTC Bulletin Board prior thereto. The OTC Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The table also shows the amount of dividends declared per share for each quarter. Data for periods prior to January 23, 2007 has been restated to reflect the exchange ratio in the second-step conversion. The Company’s ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low	Dividends Declared

June 30, 2007	$9.55	$8.15	$0.07
March 31, 2007	10.00	9.29	0.06
December 31, 2006	12.39	11.47	0.095
September 30, 2006	13.82	12.07	0.095

June 30, 2006	$13.50	$9.21	$0.095
March 31, 2006	9.53	8.36	0.718
December 31, 2005	9.24	8.61	0.076
September 30, 2005	9.02	8.26	0.070

At June 30, 2007, there were 3,603,590 shares of the Company’s common stock outstanding and approximately 338 stockholders of record. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended June 30,
	2007	2006	2005
	(Dollars in thousands, except per share data)
Balance Sheet Data:
Assets	$122,684	$112,237	$98,693
Loans receivable, net	88,721	77,927	65,356
Securities	22,874	26,056	26,191
Cash and cash equivalents	4,970	2,455	2,224
Deposits	72,704	64,310	62,084
FHLB advances and other borrowings	13,000	33,350	21,650
Stockholders’ equity	35,198	13,128	13,584
Summary of Operations:
Interest income	$7,006	$5,821	$4,816
Interest expense	3,336	2,814	2,028
Net interest income	3,670	3,007	2,788
Provision for loan losses	10	27	—
Net interest income after provision for loan losses	3,660	2,980	2,788
Noninterest income	666	659	647
Noninterest expense	2,863	2,668	2,522
Income before income taxes	1,463	971	913
Provision for income taxes	523	345	308
Net income	$940	$626	$605
Per Share Data (1):
Earnings per share:
Basic	$0.28	$0.19	$0.17
Diluted	0.28	0.19	0.17
Dividends per share(2)	0.43	1.51	0.275
Performance Ratios:
Return on average assets	0.79%	0.60%	0.66%
Return on average equity	3.92	4.63	4.37
Interest rate spread	2.34	2.46	2.72
Net interest margin	3.19	2.96	3.16
Average interest-earning assets to average Interest-bearing liabilities	129.17%	118.05%	119.10%
Efficiency ratio	66.04	72.78	73.44
Dividend payout ratio(2)	71.86	157.08	30.68
Asset Quality Ratios:
Non-performing loans to total loans, net	0.02%	0.01%	0.13%
Non-performing assets to total assets	0.05	0.05	0.12
Net charge-offs to average loans outstanding	0.01	0.03	0.03
Allowance for loan losses to total loans	0.45	0.51	0.59
Allowance for loan losses to non-performing loans	2,985.40	3,563.35	454.53
Capital Ratios:
Average equity to average assets	20.10%	12.85%	15.08%
Equity to assets at period end	28.69	11.70	13.76

___________

(1)	Per share data for periods prior to January 17, 2007 has been adjusted for the exchange ratio in the second-step conversion of Osage Federal MHC.
(2)	For periods prior to January 17, 2007 based on dividends paid per public share of Osage Federal Financial, Inc.

SELECTED QUARTERLY FINANCIAL DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended June 30, 2007

Interest income	$1,661,940	$1,702,787	$1,798,234	$1,843,296
Interest expense	892,556	905,587	780,899	757,129
Net interest income	769,384	797,200	1,017,335	1,086,167
Provision for loan losses	—	10,000	—	—
Net interest income after provision for loan losses	769,384	787,200	1,017,335	1,086,167
Noninterest income	170,971	159,721	164,030	170,978
Noninterest expense	679,568	676,762	721,086	785,818
Income before income taxes	260,787	270,159	460,279	471,327
Income taxes	93,246	89,645	168,134	171,571
Net income	$167,541	$180,514	$292,145	$299,756
Basic and diluted earnings per share	$0.05	$0.05	$0.09	$0.09

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended June 30, 2006

Interest income	$1,367,340	$1,432,534	$1,447,498	$1,574,199
Interest expense	617,337	673,099	711,708	811,944
Net interest income	750,003	759,435	735,790	762,255
Provision for loan losses	—	12,000	—	15,000
Net interest income after provision for loan losses	750,003	747,435	735,790	747,255
Noninterest income	176,176	165,859	155,531	161,158
Noninterest expense	663,350	666,732	692,208	645,805
Income before income taxes	262,829	246,562	199,113	262,608
Income taxes	96,910	84,494	70,299	92,952
Net income	$165,919	$162,068	$128,814	$169,656
Basic and diluted earnings per share	$0.05	$0.05	$0.04	$0.05

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words “believes”, “anticipates”, “contemplates”, “expects”, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Our results of operations depend primarily on our net interest income, which is the difference between the interest we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. Net interest income is a function of the relative average balances of our loans and investment securities versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential and non-residential mortgage loans, commercial loans, consumer loans, residential mortgage-related securities and federal funds sold. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the FHLB. Our results of operations also depend on our provision for loan losses, non-interest income, non-interest expense and effective tax rate. Non-interest income includes service fees and charges. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses.

Our results of operations may also be affected significantly by changes in market interest rates, economic and competitive conditions in our market area, and changes in applicable laws, regulations or governmental policies. Furthermore, because our lending activity is concentrated in loans secured by real estate located in Oklahoma, downturns in the regional economy encompassing Oklahoma could have a negative impact on our earnings.

Overview

On January 17, 2007, the Company completed its initial public offering in which it sold 2,513,880 shares of its common stock for $10 per share including 201,828 shares purchased by the Company’s employee stock ownership plan with funds borrowed from the Company. Net proceeds from the offering were approximately $21.5 million, after giving effect for the employee stock ownership plan loan. The offering was conducted in connection with the stock conversion of Osage Federal MHC, the former mutual holding company for Osage Federal Bank. As part of the transactions, each share of Osage Federal’s former mid-tier holding company, Osage Federal Financial, Inc. was converted to 1.5739 shares of the Company’s common stock and the Company succeeded to the business of Osage Federal Financial, Inc. All per share data for periods prior to January 17, 2007 has been restated to reflect this exchange ratio, unless otherwise stated.

With the capital raised in its offering, the Company has been able to grow its interest-earning assets and improve its net interest margin. Loans receivable, net increased 13.9% from June 30, 2006 to June 30, 2007. During this period, we have also decreased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities decreased from 23.2% of assets at June 30, 2006 to 18.6% of assets at June 30, 2007. The proceeds from the 2004 offering of Osage Federal Financial, Inc. were originally invested in high-quality collateralized mortgage obligations which have been reduced through normal paydowns, while the proceeds from the 2007 reorganization have been used primarily to pay off high-rate, short-term FHLB advances and to fund new loan growth. We have continued our certificate of deposit program called “You Pick ‘Em,” which allows a depositor to choose a certificate term of 6 to 15 months, and receive the same rate no matter which term is chosen. This allows us to retain and attract customers, but does not lock us into paying high rates for long periods of time. In the current rate environment, our strategy has been to attract shorter-term deposits, paying less than like-term Federal Home Loan Bank advances. We also offer higher rates, slightly below like-term FHLB advances, for higher-balance certificates with terms of 9, 11, 13, 18, 25, 30, 37, 49, and 61 months. Our strategy is to retain and attract customers who are rate-sensitive, without driving up rates on all of our standard certificate of deposit products. As of June 30, 2007, we have approximately 23% of our certificates in these odd-termed categories, and 15% in the “You Pick ‘Em” program. Certificates of deposit increased $10.8 million from June 30, 2006 to June 30, 2007. We continued to use long-term advances from the FHLB to stabilize our funding costs. Although our interest rate spread continued to narrow, our net interest margin improved from 2.96% for fiscal year 2006 to 3.19% for the fiscal year ended June 30, 2007, and net interest income grew to $3.7 million, an increase of $663,000, or 22.0% over the same period last year. We hold most of our fixed-rate loans in our portfolio, but have recently begun selling our 30 year fixed rate conforming loans into the secondary market to decrease interest rate risk.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing quality service at competitive prices and emphasizing local control and decision-making. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one- to four-family residential real estate located in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in mortgage-backed securities. Because of our significant loan portfolio growth again this fiscal year, we have not purchased any mortgage-backed securities that we intend to hold to maturity. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one- to four-family mortgages, and multi-family and commercial real estate mortgage loans. We also intend to continue to sell to Freddie Mac, a U.S. government-sponsored enterprise in the business of purchasing residential mortgages from thrifts and other seller-servicers, most of our conforming 30 year one- to four-family residential loans.

During the past three years, short-term interest rates have increased 334 basis points, while 30-year Treasury rates have actually decreased 18 basis points. This caused the “yield curve” to become inverted; i.e., short-term rates have actually been higher than long-term rates. Although longer term rates have recently risen, the yield curve remains fairly flat, with only a 63 basis point positive spread between the 30-year and the one month Treasury rates at June 30, 2007. As a comparison, the average difference between 30-year and one month Treasury rates for the period of June 30, 1995 to June 30, 2005 was 211 basis points. From June 30, 2005 to June 30, 2007, this difference was 35 basis points. This unfavorable interest rate scenario has compressed our net interest margin, because we are typically attracting shorter-term certificates of deposit to invest in longer-term loans. More than offsetting this compression has been the positive impact of the injection of capital during our reorganization. A drop in short-term rates would positively affect our net interest margin. To counter any rise in long-term rates, we continue to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for the loan portfolio consistent with our asset/liability management policies.

In our local market, the oil business, the Wal-Mart distribution center, and casino gambling have all contributed to economic growth. Several area businesses have had expansions and have hired significant numbers of employees. Although we are not generally a direct beneficiary of this hiring, we have generated substantial business from related commercial growth in the area. The marketplace, especially in Bartlesville, has and will be impacted by the large number of “spec” homes (those built that are not pre-sold). There are a large number of spec homes currently available in Bartlesville that have been completed for several months to over a year. We do a limited amount of this type of lending to reputable builders, generally in the under $300,000 price range. At June 30, 2007, only one of our spec home loans had been completed and held for over a year, and it was sold in July 2007.

For the past several years, we have emphasized the origination of shorter-term and adjustable-rate loans for our portfolio, including commercial real estate, consumer, commercial, construction and home equity loans, in order to improve the yield and interest sensitivity of earning assets. We have employed a variety of strategies to control funding costs including seeking lower cost non-certificate accounts, using shorter-duration certificate accounts and laddering the maturities of our FHLB advances.

During fiscal year 2007, we implemented free internet banking, (bill pay will be added soon), and completed our website at osagefed.com. As of August 2007, 464 of our existing and new customers have enrolled in internet banking. These products are new tools that will help us attract and maintain customers.

During fiscal year 2005, we began a wholesale strategy in which we used short-term FHLB borrowings to acquire a diversified portfolio of high-quality fixed- and variable-rate mortgage-related securities over the next several years. Our objective was to build an interest sensitive portfolio that will enhance earnings in all rate environments. Because of the inverted yield curve, our short-term borrowing costs exceeded the yields from these securities. When we raised capital in our reorganization, we used part of the proceeds to pay off these short-term borrowings. We are no longer participating in the wholesale strategy, but continue to hold the securities. Because they are at adjustable rates, many have repriced upwards this last fiscal year.

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates. We are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. Our assets include long-term (primarily 15-year), fixed-rate loans and investments, while our primary source of funds is deposits with substantially shorter maturities. Although having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

The Board of Directors has established an Asset/Liability Committee that consists of President and CEO Mark S. White, Executive Vice President and Chief Lending Officer Richard Trolinger, Senior Vice President Martha Hayes, Vice President, Chief Financial Officer and Treasurer Sue Allen Smith, Assistant Vice President Glenna Leik, and New Accounts Manager Evelyn Laird. The committee meets on a monthly basis to review current investments; average lives, durations and repricing frequencies of loans and securities; loan and deposit pricing and production volumes and alternative funding sources; interest rate risk analysis; liquidity and borrowing needs; and a variety of other asset and liability management topics. A synopsis of each meeting is reported to the full Board monthly.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies intended to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

(1)	originate loans with adjustable-rate features or fixed-rate loans with short maturities, such as commercial real estate, consumer, commercial, , construction, and home equity loans;
(2)	use odd-termed, shorter-duration certificates which allow us to retain customers but protect us from long-term, high-rate deposits;
(3)	attract more core deposits (i.e., transaction and savings accounts) which tend to be less interest rate sensitive; and
(4)	continue our practice of “laddering” FHLB advances.

Quantitative Analysis. Exposure to interest rate risk is actively monitored by management. Osage Federal Bank’s objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the Office of Thrift Supervision Net Portfolio Value (“NPV”) Model and other models to monitor our exposure to interest rate risk which calculates changes in net portfolio value. These results are reported to the Board of Directors quarterly. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and the net portfolio value are potentially affected by a 50 to 300 basis point (1/100th of a percentage point) upward and a 50 to 200 basis point downward shift (shock) in the Treasury yield curve.

The following table presents Osage Federal Bank’s NPV as of June 30, 2007. The NPV was calculated by the Office of Thrift Supervision, based on information provided by Osage Federal Bank. At June 30, 2007, Osage Federal Bank was in compliance with the interest rate risk limits established by the board of directors.

	Net Portfolio Value		Net Portfolio Value as % of Present Value of Assets
Change in Rate (1)	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
	(Dollars in thousands)

+300 bp	$20,314	$(6,951)	(25)%	17.27%	(430)	bp
+200 bp	22,754	(4,511)	(17)%	18.86	(271)	bp
+100 bp	25,135	(2,130)	(8)%	20.33	(124)	bp
+ 50 bp	26,261	(1,004)	(4)%	21.00	(57)	bp
0 bp	27,265	—	—	21.57	—	bp
-50 bp	28,170	905	3%	22.07	50	bp
-100 bp	28,922	1,657	6%	22.47	89	bp
-200 bp	29,710	2,445	9%	22.80	123	bp

__________

(1)	The –300 bp scenario is not reported due to the low prevailing interest rate environment.

The above analysis indicates that the net portfolio value of Osage Federal Bank would be more adversely affected by a 100 basis point increase in market rates than by a 100 basis point decrease in market rates. The report also indicates that throughout the rate scenarios analyzed, Osage Federal Bank’s net portfolio value would remain in excess of 8% of the present value of its assets which is within the guidelines adopted by our board of directors. To reduce our future interest-rate risk, we have originated more floating rate loans. We have also sold some loans in the secondary market if we anticipated that they would have long lives. To reduce our future interest-rate risk, we began offering deposit products which have short odd terms, which will revert to a standard term at maturity, generally at much lower rates. We have maintained a ladder of maturing FHLB advances extending in excess of six years.

Future interest rates and their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. There are inherent shortcomings in this type of computation. Although individual assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates. The interest rates on some adjustable-rate assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other adjustable-rate assets and liabilities may lag behind changes in market interest rates depending on the index used to set rates. Assets, such as adjustable-rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debts may decrease in the event of an interest rate increase.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. This requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. If actual results are different than management’s judgments and estimates, our financial results could change, and such change could be material to us.

Allowance for Loan Losses. We consider that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than other significant accounting policies. The balance in the allowance for loan losses is determined based on management’s review and evaluation of the loan portfolio in relation to past loss experience, peer group comparisons, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management’s assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings.

For purposes of our allowance for loan loss methodology, we categorize our loans into one of nine categories: residential fixed-rate mortgages, adjustable-rate loans (including residential and nonresidential loans), second mortgages, commercial business, commercial real estate, construction, automobile, mobile home, and other consumer loans. The indicated loss factors resulting from this analysis are applied to determine a level for each of the nine categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values.

Intangible Assets. Intangible assets such as mortgage servicing rights are subject to periodic impairment tests and amortization of the asset through a charge to expense. To the extent the outcome of the impairment tests differ from the carrying value, additional charges to expense could be required to reduce the carrying value to fair value, which would adversely impact earnings in future periods. For purposes of measuring impairment, mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are contractual maturity and interest rate.

Comparison of Financial Condition at June 30, 2007 and June 30, 2006

Our total assets increased by $10.5 million to $122.7 million at June 30, 2007 from $112.2 million at June 30, 2006 primarily due to the $21.5 million in equity raised in our reorganization. Loans receivable, net increased to $88.7 million at June 30, 2007 from $77.9 million at June 30, 2006. One- to four-family mortgages increased $7.3 million, or 13.2%, to $62.0 million at June 30, 2007 from $54.7 million at June 30, 2006. Nonresidential real estate loans increased $4.8 million, or 66.2% to $12.0 million at June 30, 2007 from $7.2 million at June 30, 2006. We have funded loans for some medical and dental buildings this year, as well as some duplexes and residential development loans. Construction loans decreased $1.9 million, or 39.7%, to $2.8 million at June 30, 2007 from $4.7 million at June 30, 2006. In 2006, we had funded construction of a dental building, and when it converted to permanent financing, we sold half of the loan. There were no loans held for sale at June 30, 2007, and $156,000 loans held for sale at June 30, 2006. We held most of the fixed-rate, one- to four-family loans that we originate in our portfolio.

Cash and cash equivalents (consisting primarily of federal funds sold and our balances in our correspondent bank account) increased by $2.5 million, or 102.4%, to $5.0 million at June 30, 2007 from $2.5 million at June 30, 2006. This higher balance reflects part of the reorganization proceeds, which is invested in federal funds sold. Our correspondent bank determines our daily funds availability, and they either sell or purchase federal funds on our behalf. These are overnight investments (federal funds sold) or overnight borrowings (federal funds purchased). At June 30, 2007 we had federal funds sold of $2.8 million. These funds are placed at various institutions to minimize credit risk. Securities decreased to $22.9 million at June 30, 2007 from $26.1 million at June 30, 2006. This decrease was due to normal paydowns in the held-to-maturity and available-for-sale portfolios, which consist of mortgage-backed securities, private placement pass-through securities, and collateralized mortgage obligations. Because of the current and near-term anticipated rate environment, we have stopped the wholesale strategy that we began in 2005.

Our total liabilities decreased $11.8 million due to a decrease in FHLB borrowings to $13.0 million at June 30, 2007 from $33.4 million at June 30, 2006. We used part of the proceeds from the reorganization to pay off our short-term borrowings. Some of these borrowings were for the wholesale securities strategy begun in 2005. Total deposits increased to $72.7 million at June 30, 2007 from $64.3 million at June 30, 2006, an $8.4 million, or 13.1% increase. Certificates of deposit increased to $51.5 million from $40.7 million at June 30, 2006. We have been promoting our odd-termed certificates and “You Pick ‘Em” specials, and have accumulated $19.6 million of deposits in these categories. There has been some change in the mix of our checking and money market deposits. All categories of nonmaturity deposits have decreased from the prior year. Noninterest bearing accounts, which are included in checking accounts, have decreased $629,000 to $4.2 million at June 30, 2007, compared to $4.8 million at June 30, 2006. Our high-yield, high balance NOW accounts had balances of $1.0 million as of June 30, 2007, a decrease of $446,000 from June 30, 2006. Money market accounts have decreased $921,000 between the same periods, and passbook savings accounts have decreased $497,000. We have seen some of these nonmaturity deposits transferred to our higher-yielding certificates, and we have lost some of these funds to financial institutions with much more aggressive money market rates. Recently, we advertised a substantially higher rate on our high-yield, high balance NOW rate in order to retain and attract balances. We believe that with more widespread use of internet banking, we can significantly impact all of these nonmaturity balances.

Stockholders’ equity increased $22.1 million to $35.2 million at June 30, 2007 from $13.1 million at June 30, 2006, due to the proceeds from our reorganization in January 2007. Equity also benefited from earnings of $940,000, while net dividends decreased equity by $658,000.

Comparison of Operating Results for the Years Ended June 30, 2007 and 2006

General. Net income for the year ended June 30, 2007 was $940,000 ($.28 per diluted share), a $314,000 increase compared to net income of $626,000 ($0.19 per diluted share) for fiscal 2006. The increase in net income resulted mainly from an increase in net interest income.

Interest Income. Total interest income increased by $1.2 million, or 20.4%, to $7.0 million for the year ended June 30, 2007 from $5.8 million for the year ended June 30, 2006 primarily due to a $13.5 million increase in average earning assets and a 36 basis point increase in yield on those assets. The average balance of total interest-earning assets increased to $115.2 million for 2007 from $101.7 million for 2006. The increase in average earning assets was attributable to an $11.5 million, or 16.2% increase in the average volume of loans, and a $2.0 million, or 6.5% increase in the average balance of securities and deposits with other financial institutions. The increase in this category of earning assets was driven by growth in federal funds sold and the available-for-sale mutual fund, partially offset by decreases in both available-for-sale and held to maturity investment securities. We anticipate that these investment securities balances will continue to decrease as paydowns are received, since we have no immediate plans to purchase other securities. The average yield on the loan portfolio has increased 17 basis points to 6.66% between the periods, and the average yield on securities and deposits with other financial institutions has increased 66 basis points to 4.63% between the periods. Many of our securities and variable-rate loans have repriced upwards during the year.

Interest Expense. Total interest expense increased by $522,000, or 18.6%, to $3.3 million for the year ended June 30, 2007 compared to $2.8 million for the year ended June 30, 2006. Our average interest-bearing liabilities, including most deposits and FHLB advances, increased $3.0 million to $89.2 million for the year ended June 30, 2007, compared to $86.2 million for the same period in 2006. Of those averages, advances are down $7.0 million and certificates of deposit are up $11.8 million. Our money market account average balances decreased $1.1 million between the two periods, and interest-bearing checking balances decreased $1.0 million The cost of our total interest-bearing liabilities has increased 47 basis points from the prior period, from 3.27% to 3.74%. This was due to a combination of two factors: use of short-term advances in a rising short-term interest rate environment during the first half of the year; and the transfer of funds from checking or money market accounts into higher-yielding certificates.

Net Interest Income. Net interest income increased by $663,000, or 22.0%, to $3.7 million for the year ended June 30, 2007 from $3.0 million for fiscal 2006. The net interest rate spread decreased to 2.34% for 2007 from 2.46% for 2006, while the net interest margin increased to 3.19% from 2.96%. The decrease in the spread resulted from the higher cost of short-term borrowings in the first half of the year and a change in the mix of deposits into higher-cost certificates. The increase in the margin resulted from the equity received during the reorganization. This equity is, in effect, a free source of funds. Since this equity was used primarily to pay off short-term borrowings, it did not substantially grow our average earning assets. The margin is influenced positively by a high mix of low-cost or free funding sources, and negatively by the amount of earning assets.

Provision for Loan Losses. Provision for loan losses for the year ended June 30, 2007 was $10,000 and $27,000 for the year ended June 30, 2006. There were $7,000 of net charge-offs in

2007 compared to $21,000 of net charge-offs in 2006. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable. Although nonaccrual loans remained low at $13,000 at June 30, 2007 compared to $11,000 at June 30, 2006, the allowance for loan losses was increased as a result of higher loan balances in several major categories. There can be no assurance, however, that the allowance for loan losses will be sufficient to cover actual losses.

Noninterest Income. Noninterest income increased to $666,000 for the year ended June 30, 2007 from $659,000 for the year ended June 30, 2006. Mortgage loan servicing fees and fees from debit cards and ATM usage included in other income increased $17,000 each, while gains on sales of loans decreased to $12,000 for 2007, down $27,000 from $39,000 for 2006 due to lower volumes sold. We anticipate that these gains from the sale of mortgages will remain at lower levels because refinancing activity has slowed, and because we have made a strategic decision to retain our shorter-term originated mortgages. By retaining mortgages, we have increased our net interest income. Service charges on deposit accounts decreased $15,000 from the prior year, which is a function of both lower balances of transaction accounts, and reductions in overdraft fees from customers.

Noninterest Expense. Noninterest expense was $2.9 million for the year ended June 30, 2007, increasing $195,000 from $2.7 million for the year ended June 30, 2006. Salaries and benefits increased $98,000, or 6.0%, for several reasons. Base salaries increased $36,000, reflecting normal raises. The additional employee stock ownership plan expenses as a result of the reorganization increased compensation by $49,000, and employee insurance costs increased $28,000. Dividends on unearned restricted stock, which are accounted for as compensation expense, decreased $37,000 between the years. The 2006 expense includes the special $1.00 ($.635, restated for the exchange ratio in the reorganization) dividend paid in January 2006 to public shareholders of Osage Federal Financial, Inc. Occupancy expense decreased $3,000, primarily due to lower furniture and equipment depreciation, partially offset by higher equipment and building maintenance costs. Other operating expenses increased $99,000 for the period. Advertising increased $19,000 due to the new advertising campaign, and data processing expenses rose $19,000, reflecting the addition of internet banking and other services. Expenses for operation of the ATM and debit card network increased $13,000 over the prior year. As noted previously, income from these activities has also increased significantly. During 2007, we made a $10,000 provision on a foreclosed asset property that is in a flood plain, after the severe flooding that occurred in our market during June 2007. Also, in 2006, we reversed a $10,000 expense for an anticipated fraud loss that did not occur

Management expects noninterest expenses to increase following the reorganization as a result of the establishment of additional stock benefit plans and increased costs related to the employee stock ownership plan, as well as increased costs associated with being a listed company including annual Nasdaq fees and additional Sarbanes-Oxley compliance. In addition, we anticipate an increase in occupancy expense due to the current remodeling of our Bartlesville branch.

Provision for Income Taxes. The provision for income taxes increased $178,000, or 51.6%, reflecting an increase in pretax income. The effective tax rates were 36% for both the fiscal years ended June 30, 2007 and 2006.

Comparison of Operating Results for the Years Ended June 30, 2006 and 2005

General. Net income for the year ended June 30, 2006 was $626,000 ($0.29 per diluted share), a $21,000 increase compared to net income of $605,000 ($0.17 per diluted share) for fiscal 2005. The increase in net income resulted mainly from an increase in net interest income.

Interest Income. Total interest income increased by $1.0 million, or 20.9%, to $5.8 million for the year ended June 30, 2006 from $4.8 million for the year ended June 30, 2005 primarily due to a $13.4 million increase in average earning assets and a 26 basis point increase in yield. The average balance of total interest-earning assets increased to $101.7 million for 2006 from $88.3 million for 2005. The increase in average earning assets was attributable to a $10.0 million, or 16.6% increase in the average volume of loans, and a $3.4 million, or 12.4% increase in the average balance of securities and deposits with other financial institutions. The increase in the category of earning assets was driven by growth in the available-for-sale portfolio. Average balances for available-for-sale securities were $17.9 million for the year ended June 30, 2006, a $6.2 million increase from the prior-year average balance. The average yield on the loan portfolio has increased 5 basis points to 6.49% between the periods, and the average yield on securities and deposits with other financial institutions has increased 69 basis points to 3.97% between the periods. Because of a short-term rising rate environment, many of our securities and variable-rate loans repriced during the year.

Interest Expense.Total interest expense increased by $786,000, or 38.7%, to $2.8 million for the year ended June 30, 2006 compared to $2.0 million in the year ended June 30, 2005. Our average interest-bearing liabilities, including most deposits and Federal Home Loan Bank advances, increased $12.1 million to $86.2 million for the year ended June 30, 2006, compared to $74.1 million in the same period in 2005. Of those averages, advances were up $13.8 million and certificates of deposit were up $1.5 million. Our money market account average balances declined $3.3 million between the two periods. The cost of our total interest-bearing liabilities increased 53 basis points from the prior period, from 2.74% to 3.27%. This was due to a combination of two factors: use of short-term advances in a rising short-term interest rate environment; and the transfer of funds from checking or money market accounts into higher-yielding odd-termed certificates.

Net Interest Income. Net interest income increased by $219,000, or 7.9%, to $3.0 million for the year ended June 30, 2006 from $2.8 million for fiscal 2005. The net interest rate spread decreased to 2.46% for 2006 from 2.72% for 2005, while the net interest margin decreased to 2.96% from 3.16%. The decreases in spread and margin resulted from the higher cost of short-term borrowings and a change in the mix of deposits into higher-cost certificates.

Provision for Loan Losses.  Provision for loan losses for the year ended June 30, 2006 was $27,000, and there was no provision for the year ended June 30, 2005. There were $21,000 of net charge-offs in 2006 compared to $15,000 of net charge-offs in 2005. Although nonaccrual and past due loans declined to $11,000 at June 30, 2006 from $87,000 at June 30, 2005, the allowance for loan losses was increased as a result of higher loan balances in almost every category.

Noninterest Income. Noninterest income increased to $659,000 for the year ended June 30, 2006 from $647,000 for the year ended June 30, 2005. Service charges increased by $30,000, because of service charge fee increases that were implemented April 15, 2005. Gains on the sale of mortgages decreased to $39,000 for 2006 from $67,000 for 2005. Other income increased $8,000 mainly due to interchange income from increased customer usage of debit and ATM cards.

Noninterest Expense.Noninterest expense was $2.7 million for the year ended June 30, 2006, increasing $145,000 from $2.5 million for the year ended June 30, 2005. Salaries and benefits increased $150,000, or 10.2%, for several reasons. Base salaries increased $45,000, reflecting normal raises. The addition of the stock option plan and restricted plan increased expenses by $102,000. Dividends on unearned restricted stock, which are accounted for as compensation expense, accounted for $45,000. The expense includes the special $1.00 dividend paid in January 2006. We recorded a full year expense for these plans in 2006, which accounted for the remaining $57,000 difference. These plans were approved by stockholders on November 17, 2004. Our employee stock ownership plan expense increased $7,000 from the prior year. Occupancy expense decreased $7,000, primarily due to lower furniture and equipment depreciation, reflecting accelerated writeoffs of computer equipment earlier in the year ended June 30, 2005. Other operating expenses increased $3,000 for the period. Our audit and filing fees decreased $10,000 from the prior fiscal year. During 2005, we had significant expenses related to approval of the restricted stock and option plans. Data processing expenses rose $13,000, due to recognition of a full year of costs for our telephone banking system. In fiscal year 2004, we had anticipated a $10,000 loss as a result of a customer’s fraudulent activity. Since we were not required to pay the claim, we recognized a $10,000 benefit in the 2006 fiscal year. Expenses for operation of the ATM and debit card network increased $10,000 over the prior year. As noted above, income from these activities had also increased significantly. Losses from overdrawn checking accounts increased $9,000 over the prior year. Most of this was from insufficient funds fees that we had charged our customers. Advertising increased $9,000 over the prior year, reflecting continuing targeted ads for certificate products.

Provision for Income Taxes. The provision for income taxes increased $37,000, or 12.0%, reflecting an increase in pretax income. The effective tax rates were 36% and 34% for the fiscal years ended June 30, 2006 and 2005, respectively.

Average Balance Sheet. The following tables set forth certain information relating to our interest-earning assets and interest-bearing liabilities at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are daily averages. An estimate based on month-end balances is used for noninterest-bearing deposits. Management does not believe that the use of month-end balances instead of daily average balances for noninterest-bearing deposits has caused any material differences in the information presented.

	Year Ended June 30,
	2007			2006			2005
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net (1)	$82,237	$5,478	6.66%	$70,744	$4,590	6.49%	$60,698	$3,911	6.44%
Securities(2)	32,981	1,528	4.63	30,974	1,231	3.97	27,565	905	3.28
Total interest-earning assets	115,218	7,006	6.08	101,718	5,821	5.72	88,263	4,816	5.46
Non-interest-earning assets	4,011			3,539			3,518
Total assets	$119,229			$105,257			$91,781
Interest-bearing liabilities:
Demand and NOW accounts	$8,311	67	0.81	$9,317	92	0.99	$9,072	79	0.87
Money market savings	5,910	93	1.57	7,035	98	1.39	10,376	147	1.42
Savings	4,436	34	0.77	4,096	32	0.78	4,243	33	0.77
Certificates of deposit	49,113	2,100	4.28	37,323	1,300	3.48	35,835	1,105	3.08
FHLB advances	21,430	1,042	4.86	28,397	1,292	4.55	14,583	664	4.56
Total interest-bearing liabilities	89,200	3,336	3.74	86,168	2,814	3.27	74,109	2,028	2.77
Non-interest-bearing liabilities	6,062			5,563			3,828
Total liabilities	95,262			91,731			77,937
Stockholder’s equity (3)	23,967			13,526			13,844
Total liabilities and stockholder’s equity	$119,229			$105,257			$91,781

Net interest income		$3,670			$3,007			$2,788
Net interest rate spread(4)			2.34%			2.45%			2.72%
Net interest margin(5)			3.19%			2.96%			3.16%
Ratio of average interest-earning assets to average interest- bearing liabilities			129.17%			118.05%			119.10%

_________

(1)	Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.
(2)	Includes securities, interest-bearing deposits, and FHLB stock.
(3)	Includes equity received from contributions made to the ESOP.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended June 30,			Year Ended June 30,
	2007 vs. 2006			2006 vs. 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest and dividend income:
Loans receivable	$763	$125	$888	$652	$27	$679
Securities	84	213	297	120	206	326
Total interest-earning assets	847	338	1,185	772	233	1,005

Interest expense:
Demand and NOW Deposits	$(9)	$(16)	$(25)	$2	$11	$13
Money market savings	(17)	12	(5)	(47)	(2)	(49)
Savings accounts	3	(1)	2	(1)	—	(1)
Certificates of deposit	465	335	800	47	148	195
Advances from FHLB and other borrowings	(334)	84	(250)	629	(1)	628
Total interest-bearing liabilities	108	414	522	630	156	786
Change in net interest income	$739	$(76)	$663	$142	$77	$219

Liquidity and Commitments

We are required to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, scheduled payments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize FHLB advances to leverage our capital base and provide a portion of the funding needed to manage the interest rate risk presented by our core business of attracting and retaining retail deposits to fund mortgage and consumer loans.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold, mutual funds, and collateralized mortgage obligations. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2007, the total approved loan origination commitments outstanding amounted to $2.8 million, and we had $587,000 of unfunded commitments on lines of credit. At the same date, construction loans in process were $1.5 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2007, totaled $39.2 million. Management’s policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal Bank. In addition, at June 30, 2007, our total collateralized borrowing limit was $53.3 million of which we had $13.0 million outstanding, giving us the ability at June 30, 2007 to borrow an additional $40.3 million from the FHLB as a funding source to meet commitments and for liquidity purposes. We had no commitments to sell loans at June 30, 2007.

The following table presents our fixed and determinable contractual obligations and commitments by payment date as of June 30, 2007.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Federal Home Loan Bank borrowings	$13,000	$2,000	$3,000	$4,000	$4,000
Certificates of deposit	51,508	39,171	8,746	3,591	—
Total	$64,508	$41,171	$11,746	$7,591	$4,000

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Construction loans in process (1)	$1,474	$138	$441	$—	$895
Other commitments to extend credit(2)	2,820	2,820	—	—	—
Unfunded lines of credit	587	174	393	20	—
Total	$4,881	$3,132	$834	$20	$895

 _____________

(1) (2)	Includes construction loans which will convert to permanent loans. Represents amounts committed to customers.

Off-Balance Sheet Arrangements

We are parties to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include loan commitments and lines of credit, including commercial lines. We use these financial instruments to meet the financing needs of our customers. Outstanding loan commitments and lines of credit at June 30, 2007 were $2.8 million and $587,000, respectively. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risk and management does not anticipate any accounting losses, which would have a material effect on us.

Capital

Consistent with our goals to operate a sound and profitable financial organization, the Company actively seeks to maintain the Bank as a “well capitalized” institution in accordance with regulatory standards. Total equity of Osage Bancshares, Inc. was $35.2 million at June 30, 2007, or 28.7% of total assets on that date. As of June 30, 2007, the Bank exceeded all capital requirements of the Office of Thrift Supervision. The Bank’s regulatory capital ratios at June 30, 2007 were as follows: core capital – 18.89%; Tier I risk-based capital – 36.50%; and total risk-based capital – 37.13%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155 (FAS 155), Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No.  133 and 140. FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS No.156), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.  140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements for any period of that fiscal year. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements.

In March 2006 and updated in September 2006, The Emerging Issues Task Force released Draft Abstract No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This abstract deals with whether the postretirement benefit associated with an endorsement split-dollar arrangement is effectively settled in accordance with either Statement 106 or Opinion 12 upon entering into such arrangement. The EITF reached a consensus that employers actually incur a liability for the death benefit associated with these types of policies, even though the insurance company undertakes the legal obligation to provide a benefit to individuals insured under these arrangements. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements and is effective for the Company beginning July 1, 2008. Management has not completed its review of the new guidance; however, the effect of the statement’s implementation is not expected to be material to the Company’s financial statements or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Statement No. 159 is effective for the Company beginning July 1, 2008. Management has not completed its review of the new guidance; however, the effect of the statement’s implementation is not expected to be material to the Company’s results of operations or financial position

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 effective July 1, 2006. Since there have been no material accounting changes or errors for the year ended June 30, 2007, the adoption did not have a material impact on the Company’s results of operations or financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on under recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for the Company beginning July 1, 2007. The adoption of the interpretation is not expected to be material.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that a registrant assess the materiality of a current period misstatement by determining how the current period’s balance sheet would be affected in correcting a misstatement without considering the years in which the misstatement originated and how the current period’s income statement is misstated, including the reversing effect of prior year misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. The cumulative effect of applying SAB 108 may be recorded by adjusting current year beginning balances of the affected assets and liabilities with a corresponding adjustment to the current year beginning balance in retained earning if certain criteria are met. The adoption of this bulletin did not have a material impact on the Company’s consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Osage Bancshares, Inc.

Pawhuska, Oklahoma

We have audited the accompanying consolidated balance sheets of Osage Bancshares, Inc. as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Bancshares, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Joplin, Missouri

September 20, 2007

Osage Bancshares, Inc.

Consolidated Balance Sheets

Years Ended June 30, 2007, 2006 and 2005

Assets
	2007	2006

Cash and due from banks	$1,338,149	$1,374,110
Interest bearing deposits with banks	823,671	58,906
Federal funds sold	2,808,000	1,022,000

Cash and cash equivalents	4,969,820	2,455,016

Available-for-sale securities	15,911,147	17,835,601
Held-to-maturity securities	6,962,431	8,220,499
Loans, net	88,721,198	77,927,235
Loans held for sale	—	155,500
Premises and equipment	1,455,651	1,155,390
Foreclosed assets held for sale	43,123	49,993
Interest receivable	476,381	430,610
Federal Home Loan Bank stock, at cost	1,808,300	1,711,000
Deferred income taxes	25,591	47,792
Bank owned life insurance	2,163,928	2,086,877
Other	146,633	161,892

Total assets	$122,684,203	$112,237,405

Liabilities and Stockholders’ Equity

Liabilities
Deposits	$72,703,614	$64,309,734
Federal Home Loan Bank advances	13,000,000	33,350,000
Advances from borrowers held in escrow	761,165	785,813
Accrued interest and other liabilities	680,133	500,279
Total liabilities	87,144,912	98,945,826

Commitments and Contingencies	—	—

Equity Received from Contributions to the ESOP (42,640 shares at June 30, 2007 and 21,117 shares at June 30, 2006)	341,229	163,470

Stockholders’ Equity
Preferred stock, 2007 — $.01 par value (5,000,000 shares authorized; none outstanding); 2006 — $.10 par value (5,000,000 shares authorized, none outstanding)	—	—
Common stock, 2007 — $0.01 par value, 20,000,000 shares authorized, 3,603,590 shares issued and outstanding, net of 288,000 allocated and unallocated ESOP shares; 2006 — $0.10 par value, 20,000,000 shares authorized, 3,599,536 shares issued and outstanding, net of 86,172 allocated and unallocated ESOP shares	33,156	223,226
Additional paid-in capital	27,255,732	5,290,160
Retained earnings	8,154,032	7,872,151
Accumulated other comprehensive loss	(244,858)	(257,428)

Total stockholders’ equity	35,198,062	13,128,109

Total liabilities and stockholders’ equity	$122,684,203	$112,237,405

See Notes to Consolidated Financial Statements

Osage Bancshares, Inc.

Consolidated Statements of Income

Years Ended June 30, 2007, 2006 and 2005

	2007	2006	2005
Interest Income
Loans	$5,477,688	$4,589,822	$3,911,604
Available-for-sale securities	830,886	720,171	332,936
Held-to-maturity securities	331,090	403,053	526,430
Deposits with other financial institutions	269,040	32,033	12,433
Other	97,553	76,492	32,877
Total interest income	7,006,257	5,821,571	4,816,280

Interest Expense
Deposits	2,293,825	1,522,070	1,363,805
Advances from Federal Home Loan Bank	1,042,346	1,292,018	664,386
Total interest expense	3,336,171	2,814,088	2,028,191

Net Interest Income	3,670,086	3,007,483	2,788,089
Provision for loan losses	10,000	27,000	—

Net interest income after provision for loan losses	3,660,086	2,980,483	2,788,089

Noninterest Income
Service charges on deposit accounts	382,936	397,443	367,436
Other service charges and fees	70,225	64,797	60,953
Gain on sale of mortgage loans	11,710	38,878	67,192
Net loan servicing fees	48,469	31,422	32,810
Other income	152,360	126,184	118,621
Total noninterest income	665,700	658,724	647,012

Noninterest Expense
Salaries and employee benefits	1,728,502	1,630,019	1,479,600
Net occupancy expense	263,261	266,218	273,516
Deposit insurance premium	8,679	8,455	9,422
Other operating expenses	862,792	763,403	760,125
Total noninterest expense	2,863,234	2,668,095	2,522,663

Income Before Income Taxes	1,462,552	971,112	912,438

Provision for Income Taxes	522,596	344,655	307,884

Net Income	$939,956	$626,457	$604,554

Basic Earnings Per Share	$.28	$.19	$.17

Diluted Earnings Per Share	$.28	$.19	$.17

Cash Dividends Paid Per Share	$.320	$.959	$.175

See Notes to Consolidated Financial Statements

Osage Bancshares, Inc.

Consolidated Statements of Stockholders’ Equity

Years Ended June 30, 2007, 2006 and 2005

	Common Stock
	Shares	Amount

Balance, July 1, 2004	2,226,562	$222,656

Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $40,069	—	—
Total comprehensive income

Allocation of ESOP shares	6,077	—
Dividends paid	—	—
Purchase of shares for Restricted Stock Plan, net of amortization (30,100 shares)	—	—

Balance, June 30, 2005	2,232,639	222,656

Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $69,696	—	—
Total comprehensive income

Dividends paid	—	—
Proceeds from the exercise of stock options	5,704	570
Allocation of ESOP shares	7,340	—
Tax benefits from employees’ stock option and Restricted Stock Plans	—	—
Purchase of shares for Restricted Stock Plan, net of amortization (15,526 shares)	—	—

Balance, June 30, 2006	2,245,683	223,226

Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $7,705	—	—
Total comprehensive income	—	—

Dividends paid	—	—
Net proceeds from sale of common stock, including par value change from $0.10 to $0.01	1,095,282	(190,106)
Proceeds from the exercise of stock options	3,590	36
Allocation of ESOP shares	13,675	—
Tax benefits from ESOP, employees’ stock option, and restricted stock Plans	—	—
Amortization of restricted stock and stock option plans net of shares Withheld	—	—

Balance June 30, 2007	3,358,230	$33,156

See Notes to Consolidated Financial Statements

Osage Bancshares, Inc.

Consolidated Statements of Stockholders’ Equity (Continued)

Years Ended June 30, 2007, 2006 and 2005

Additional Paid- in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total

$5,646,912	$7,810,673	$(78,347)	$13,601,894

—	604,554	—	604,554

—	—	(65,367)	(65,367)
			539,187

—	—	—	—
—	(185,500)	—	(185,500)
(371,723)	—	—	(371,723)

5,275,189	8,229,727	(143,714)	13,583,858

—	626,457	—	626,457
—	—	(113,714)	(113,714)
			512,743

—	(984,033)	—	(984,033)
128,593	—	—	129,163
—	—	—	—
10,368	—	—	10,368

(123,990)	—	—	(123,990)

5,290,160	7,872,151	(257,428)	13,128,109

—	939,956	—	939,956

—	—	12,570	12,570
			952,526

—	(658,075)	—	(658,075)

21,772,620	—	—	21,582,514
27,571	—	—	27,607
—	—	—	—

34,672	—	—	34,672

130,709	—	—	130,709

$27,255,732	$8,154,032	$(244,858)	$35,198,062

See Notes to Consolidated Financial Statements

Osage Bancshares, Inc.

Consolidated Statements of Cash Flows

Years Ended June 30, 2007, 2006 and 2005

	2007	2006	2005
Operating Activities
Net income	$939,956	$626,457	$604,554
Items not requiring (providing) cash
Depreciation	93,095	100,296	121,261
Provision for loan and foreclosed asset losses	20,000	27,000	—
Amortization of securities and originated mortgage servicing rights	80,260	115,234	106,747
Restricted stock plan and option expense	137,351	137,351	57,963
Deferred income taxes	14,496	(69,890)	13,360
Gain on sale of mortgage loans	(11,710)	(38,878)	(67,192)
(Gain) loss on sale of foreclosed assets held for sale	(11,085)	(19,357)	1,589
Dividends on available-for-sale mutual funds	(631,262)	(485,005)	(326,490)
Stock dividends on Federal Home Loan Bank stock	(97,300)	(76,100)	(32,500)
Loss on disposal of premises and equipment	2,166	—	24
Increase in cash surrender value of bank owned life insurance	(77,051)	(75,105)	(77,727)
Originations of loans held for delivery against commitments	(1,342,090)	(4,926,870)	(5,998,317)
Proceeds from nonrecourse sale of loans held for delivery against commitments	1,502,166	4,790,250	6,037,154
Allocation of Employee Stock Ownership Plan shares	177,759	94,073	69,397
Tax benefits of employee plans	34,671	—	—
Changes in
Interest receivable	(45,771)	(76,094)	(34,808)
Other assets	(29,264)	(9,994)	16,166
Accrued interest and other liabilities	179,854	63,018	314,836

Net cash provided by operating activities	936,241	176,386	806,017

Investing Activities
Net change in loans	(10,898,414)	(12,713,778)	(9,935,859)
Purchase of held-to-maturity securities	—	—	(610,645)
Purchases of premises and equipment	(395,522)	(21,278)	(36,836)
Purchase of Federal Home Loan Bank stock	—	(552,400)	(365,000)
Proceeds from sale of foreclosed assets	102,406	116,787	42,141
Purchases of available-for-sale securities	—	(5,937,220)	(3,135,039)
Proceeds from maturities and paydowns of held-to-maturity securities	1,259,653	3,154,741	4,914,660
Proceeds from maturities and paydowns of available-for-sale securities	2,545,803	3,178,912	33,776

Net cash used in investing activities	(7,386,074)	(12,774,236)	(9,092,802)

See Notes to Consolidated Financial Statements

F-6

Osage Bancshares, Inc.

Consolidated Statements of Cash Flows (Continued)

Years Ended June 30, 2007, 2006 and 2005

	2007	2006	2005
Financing Activities
Net decrease in demand, money market, NOW and savings deposits	$(2,387,771)	$(2,320,300)	$(628,487)
Net increase in certificates of deposit	10,781,651	4,546,237	1,045,650
Net increase (decrease) in Federal Home Loan Bank short-term borrowings	(20,850,000)	12,200,000	7,050,000
Proceeds from Federal Home Loan Bank advances	2,000,000	3,000,000	5,000,000
Repayments of Federal Home Loan Bank advances	(1,500,000)	(3,500,000)	(3,000,000)
Net increase (decrease) in advances from borrowers held in escrow	(24,648)	30,886	65,862
Net proceeds from sale of common stock	21,495,520	—	—
Payment of dividends (net of restricted stock dividends)	(658,075)	(984,033)	(185,500)
Shares purchased and withheld for restricted stock plans	(6,643)	(223,356)	(429,686)
Proceeds from exercise of stock options	27,607	79,387	—
Cash injection from Osage Federal MHC	86,996	—	—
Net cash provided by financing activities	8,964,637	12,828,821	8,917,839

Increase in Cash and Cash Equivalents	2,514,804	230,971	631,054

Cash and Cash Equivalents, Beginning of Year	2,455,016	2,224,045	1,592,991

Cash and Cash Equivalents, End of Year	$4,969,820	$2,455,016	$2,224,045

Supplemental Cash Flows Information

Real estate and other assets acquired in settlement of loans	$102,851	$125,831	$82,952

Interest paid	$3,318,660	$2,817,880	$2,031,539

Income taxes paid	$451,983	$398,764	$151,780

Mutual fund dividends reinvested	$631,262	$485,005	$326,490

See Notes to Consolidated Financial Statements

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Osage Bancshares, Inc. (the Company) is a thrift holding company whose principal activity is the ownership and management of Osage Federal Bank (the Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in north central Oklahoma. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Reorganization

On January 17, 2007, Osage Federal MHC (the MHC) completed its reorganization into stock form and the Company succeeded to the business of the MHC‘s former federal mid-tier holding company subsidiary, Osage Federal Financial, Inc., which ceased to exist. Each outstanding share of common stock of Osage Federal Financial, Inc. was converted into 1.5739 shares of common stock of the Company.  As part of the transaction, the Company sold a total of 2,513,880 shares to the public at $10 per share, including 201,828 shares purchased by the Company’s employee stock ownership plan with funds borrowed from the Company. The Company, which is a state-chartered corporation, owns 100% of the Bank.

Offering costs were deferred and deducted from the proceeds of the shares sold in the stock offering. If the offering had not been completed, all costs would have been charged to expense. At June 30, 2007, approximately $1,625,000 in such costs had been incurred.

At June 30, 2007, the consolidated financial statements of the Company included those of the Bank. All intercompany items have been eliminated. Prior to consummation of the reorganization, the Company had no assets or liabilities. For periods prior to January 17, 2007, the Company’s financial statements consist of those of Osage Federal Financial, Inc.  Earnings per share calculations and other references to stock, such as Note 11, have been restated as if the reorganization occurred at the beginning of the accounting periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders’ equity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Building and improvements, furniture, fixtures, and equipment, and automobiles are depreciated using the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and improvements	5-40 years
Furniture, fixtures, and equipment	3-10 years
Automobiles	5 years

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. At June 30, 2007, the Bank held 18,083 shares with a cost of $1,808,300 and at June 30, 2006, the Bank held 17,110 shares of stock with a cost of $1,711,000.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are type of loan, contractual maturity and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average common shares and all potentially dilutive common shares outstanding during the period. Shares held by the ESOP are deducted from the shares outstanding until committed to be released. All earnings per share calculations have been restated as if the reorganization had occurred at the beginning of the periods presented in the financial statements.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2007 and 2006 were $103,000 and $106,000, respectively.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on net earnings.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Note 2:	Securities

The amortized cost and approximate fair values of securities are as follows:

Available-for-Sale Securities

	June 30, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual fund consisting primarily of mortgage securities	$13,059,170	$—	$(369,290)	$12,689,880
Mortgage-backed securities and collateralized mortgage securities	3,246,907	3,635	(29,275)	3,221,267

	$16,306,077	$3,635	$(398,565)	$15,911,147

	June 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual fund consisting primarily of mortgage securities	$12,427,908	$—	$(341,549)	$12,086,359
Mortgage-backed securities and collateralized mortgage securities	5,822,898	2,889	(76,545)	5,749,242

	$18,250,806	$2,889	$(418,094)	$17,835,601

Held-to-Maturity Securities

	June 30, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$6,962,431	$2,657	$(374,999)	$6,590,089

	June 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$8,220,499	$1,727	$(469,048)	$7,753,178

The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to approximately $7,069,000 and $8,253,000 at June 30, 2007 and 2006, respectively. The approximate fair value of pledged securities and overnight funds amounted to approximately $6,759,000 and $7,836,000 at June 30, 2007 and 2006, respectively.

Included in held-to-maturity securities at June 30, 2007 and 2006, are certain collateralized mortgage obligations with an amortized cost of $3,594,100 and $3,962,300, respectively, and a fair value of $3,360,400 and $3,693,200, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities.

The Bank had no sales of available-for-sale or held-to-maturity securities during the years ended June 30, 2007 and 2006.

Fair values of certain investments in mortgage-backed and mutual fund securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2007 and 2006 was $21,709,631 and $24,909,652, which is approximately 96.5% and 95.6%, respectively of the Bank’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from the inverted rate curve in the market.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2007 and 2006.

	June 30, 2007
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$58,154	$(652)	$8,961,597	$(403,622)	$9,019,751	$(404,274)
Mutual fund consisting primarily of mortgage securities	—	—	12,689,880	(369,290)	12,689,880	(369,290)

Total temporarily impaired securities	$58,154	$(652)	$21,651,477	$(772,912)	$21,709,631	$(773,564)

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

	June 30, 2007
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-backed securities	$3,795,306	$(53,546)	$9,027,987	$(492,047)	$12,823,293	$(545,593)
Mutual fund consisting primarily of mortgage securities	—	—	12,086,359	(341,549)	12,086,359	(341,549)
Total temporarily impaired securities	$3,795,306	$(53,546)	$21,114,346	$(833,596)	$24,909,652	$(887,142)

Note 3:	Loans and Allowance for Loan Losses

Categories of loans include:

	2007	2006
First mortgage loans (principally conventional)
Principal balances
Secured by one-to four-family residences	$61,986,343	$54,742,425
Secured by other properties	11,957,074	7,195,324
Construction loans	2,817,627	4,675,090
	76,761,044	66,612,839
Less
Undisbursed portion of construction loans	1,473,797	2,008,215
Net deferred loan origination fees	84,944	46,053
	1,558,741	2,054,268
Total first mortgage loans	75,202,303	64,558,571
Consumer and other loans
Principal balances
Automobile	5,184,249	5,357,171
Savings	812,561	732,160
Second mortgage	4,419,505	4,097,542
Manufactured home	273,616	287,738
Commercial	1,740,125	1,755,437
Other	1,491,241	1,538,317
Total consumer and other loans	13,921,297	13,768,365
Total loans	89,123,600	78,326,936
Less allowance for loan losses	402,402	399,701
	$88,721,198	$77,927,235

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Activity in the allowance for loan losses was as follows:

	2007	2006	2005

Balance, beginning of year	$399,701	$393,475	$408,726
Provision charged to expense	10,000	27,000	—
Losses of $17,099, $21,074, and $15,752 charged off, net of recoveries of $9,800 for 2007, $300 for 2006 and $501 for 2005, respectively	(7,299)	(20,774)	(15,251)

Balance, end of year	$402,402	$399,701	$393,475

Impaired loans totaled approximately $101,300 and $124,100 at June 30, 2007 and 2006, respectively. An allowance for loan losses of $2,000 relates to impaired loans at June 30, 2007 and 2006, respectively.

Interest of approximately $6,000, $6,000 and $12,000 was recognized in the years ended June 30, 2007, 2006 and 2005, respectively, on average impaired loans of approximately $113,000, $159,000 and $143,000 for 2007, 2006 and 2005, respectively. Interest of approximately $5,000, $5,100 and $9,000 was recognized in the years ended June 30, 2007, 2006 and 2005, respectively, on impaired loans on a cash basis during 2007, 2006 and 2005.

Non-accrual loans at June 30, 2007 and 2006 were $13,479 and $11,217, respectively. There were no loans past due greater than 90 days and still accruing interest at June 30, 2007 or 2006.

Note 4:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $38,694,308 and $41,615,338, at June 30, 2007 and 2006, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $386,000 and $433,000 at June 30, 2007 and 2006, respectively.

Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled “Other.” Activity in mortgage servicing rights as follows:

	2007	2006	2005

Balance, beginning of year	$88,911	$144,553	$193,312
Servicing rights capitalized	7,134	19,998	28,355
Amortization of servicing rights	(51,657)	(75,640)	(77,114)
Valuation allowance	—	—	—

Balance, end of year	$44,388	$88,911	$144,553

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

There has been no impairment recognized on mortgage servicing rights. This asset is valued at least annually based on current terms of the underlying sold loans. Amortization of the asset, which is stratified into various original lives of the loans, has been accelerated based on estimated current lives of the underlying loans. This is due to the high level of refinancing that occurred in prior years.

Note 5:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2007	2006

Land	$126,594	$126,594
Buildings and improvements	1,896,419	1,723,565
Furniture, fixtures and equipment	832,230	656,571
Automobiles	55,727	52,811
	2,910,970	2,559,541
Less accumulated depreciation	1,455,319	1,404,151

Net premises and equipment	$1,455,651	$1,155,390

Note 6:	Income Taxes

The provision for income taxes consists of:

	2007	2006	2005

Taxes currently payable	$508,100	$414,545	$294,524
Deferred income taxes	14,496	(69,890)	13,360

Income tax expense	$522,596	$344,655	$307,884

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2007	2006	2005

Computed at the statutory rate (34%)	$497,266	$330,178	$310,229
Increase (decrease) resulting from
Nontaxable interest income, net of nondeductible interest expense	(9,514)	(3,635)	(1,587)
Nontaxable increase in cash value of bank-owned life insurance	(26,197)	(25,536)	(26,427)
Nondeductible meals and entertainment costs	3,268	3,170	3,228
State income taxes – net of federal tax benefit	52,155	33,962	31,844
Nondeductible stock option expense	12,915	12,915	7,534
Other	(7,297)	(6,399)	(16,937)

Actual tax expense	$522,596	$344,655	$307,884

Effective tax rate	35.7%	35.5%	33.7%

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

	2007	2006
Deferred tax assets
Allowance for loan losses	$152,153	$151,126
Benefit plan accruals	166,198	109,456
Nonaccrual loan interest	135	149
Foreclosed assets reserve	3,800	—
Unrealized depreciation on available-for-sale securities	150,073	157,778
	472,359	418,509

Deferred tax liabilities
Originated mortgage servicing rights	(17,196)	(34,115)
Federal Home Loan Bank stock dividends	(223,972)	(186,998)
Accumulated depreciation	(126,993)	(85,279)
Benefit plan deductions	(77,021)	(62,632)
Other	(1,586)	(1,693)
	(446,768)	(370,717)

Net deferred tax asset	$25,591	$47,792

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

Retained earnings at June 30, 2007 and 2006, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2007 and 2006.

Note 7:	Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	2007	2006

Demand and NOW accounts, including noninterest bearing deposits of $4,177,442 at June 30, 2007
and $4,806,285 at June 30, 2006	1.15% - 1.29%	$12,447,963	$13,417,237
Money market	1.50% - 1.41%	5,194,564	6,115,958
Passbook savings	.79% - .76%	3,553,535	4,050,637
		21,196,062	23,583,832
Certificates of deposit
1% to 1.99%		2,198,718	3,491,258
2% to 2.99%		3,749,053	5,384,893
3% to 3.99%		5,838,105	7,962,430
4% to 4.99%		23,392,278	20,042,975
5% to 5.99%		16,329,398	3,844,346
		51,507,552	40,725,902

		$72,703,614	$64,309,734

The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $22,761,267 and $14,938,197 at June 30, 2007 and 2006, respectively. Certificates of deposit in excess of $100,000 and retirement accounts in excess of $250,000 are not federally insured.

At June 30, 2007, scheduled maturities of certificates of deposit are as follows:

	2008	2009	2010	2011	2012

1% to 1.99%	$2,146,429	$52,289	$—	$—	$—
2% to 2.99%	3,227,955	443,928	77,170	—	—
3% to 3.99%	2,440,818	1,766,634	708,432	399,370	522,851
4% to 4.99%	17,137,936	2,300,560	2,057,739	945,496	950,547
5% to 5.99%	14,217,455	464,441	874,472	309,873	463,157

	$39,170,593	$5,027,852	$3,717,813	$1,654,739	$1,936,555

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

Interest expense on deposits is summarized as follows:

	2007	2006	2005

Money market	$93,322	$98,445	$147,644
Passbook savings	34,243	31,531	32,876
NOW	66,659	91,593	78,654
Certificates of deposit	2,099,601	1,300,501	1,104,631

	$2,293,825	$1,522,070	$1,363,805

Note 8:	Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank consist of the following:

	2007		2006
		Weighted Average		Weighted Average
Due In	Amount	Interest Rate	Amount	Interest Rate

2007	$—	0.00%	$22,350,000	5.39%
2008	2,000,000	3.75%	2,000,000	3.75%
2009	2,000,000	4.31%	2,000,000	4.31%
2010	1,000,000	4.22%	1,000,000	4.22%
2011	2,000,000	4.63%	1,000,000	4.24%
2012	2,000,000	4.33%	2,000,000	4.33%
2013 and later	4,000,000	4.90%	3,000,000	4.80%

	$13,000,000	4.45%	$33,350,000	5.04%

The Federal Home Loan Bank requires the Bank to maintain Federal Home Loan Bank stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 117% of outstanding advances as collateral for such borrowings.

Note 9:	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2007, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount	Ratio
	(In Thousands)
As of June 30, 2007
Total Risk-Based Capital
(to Risk-Weighted Assets)	$23,666	37.13%	$5,100	>	8.0%		$6,375	10.0%
Tier I Capital
(to Risk-Weighted Assets)	$23,266	36.50%	$2,550	>	4.0%		$3,825	6.0%
Tier I Capital
(to Adjusted Tangible Assets)	$23,266	18.89%	$4,927	>	4.0%		$6,159	5.0%
Tangible Capital
(to Adjusted Tangible Assets)	$23,266	18.89%	$1,847	>	1.5%		N/A	N/A

As of June 30, 2006
Total Risk-Based Capital
(to Risk-Weighted Assets)	$12,506	21.07%	$4,749	>	8.0%		$5,936	10.0%
Tier I Capital
(to Risk-Weighted Assets)	$12,108	20.40%	$2,375	>	4.0%		$3,563	6.0%
Tier I Capital
(to Adjusted Tangible Assets)	$12,108	10.74%	$4,509	>	4.0%		$5,636	5.0%
Tangible Capital
(to Adjusted Tangible Assets)	$12,108	10.74%	$1,691	>	1.5%	$	N/A	N/A

Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and depends on a number of factors, including capital requirements, regulatory limitation on payment of dividends, the Bank’s results of operations and financial condition, tax considerations, and general economic conditions.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the Office of Thrift Supervision at least thirty days before making a capital distribution. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of the Office of Thrift Supervision; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution’s net income for that year to date plus the institution’s retained net income for the preceding two years; (iii) it would not be adequately capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the Office of Thrift Supervision or applicable regulations. At June 30, 2007, the Bank had approximately $1.6 million available for dividends that it could pay to the Company without prior regulatory approval.

A reconciliation of the Bank’s equity under generally accepted accounting principles to regulatory capital shown above is as follows:

	2007	2006
	(In Thousands)

GAAP equity	$23,025	$11,859
Plus (Less):
Net unrealized losses on equity securities	245	258
Disallowed servicing assets	(4)	(9)
Tangible capital	23,266	12,108
Plus:
General allowance for losses	400	398

Total Risk-Based Capital	$23,666	$12,506

Note 10:	Pension Plan

The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee’s contribution on the first 3%, and 50% on the next 2%, of the employee’s compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2007, 2006 and 2005 were approximately $34,000, $32,000 and $30,000, respectively.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

Note 11:	Employee Stock Plans

Employee Stock Ownership Plan

As part of the conversion in March 2004, Osage Federal Financial, Inc., (OFFO) the prior mid-tier holding company of the Bank, established an ESOP covering substantially all employees of OFFO. The ESOP acquired 54,751 shares of OFFO common stock at $10.00 per share in the conversion (on a restated basis, 86,172 shares of Osage Bancshares, Inc. stock) with funds provided by a loan from OFFO at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP was initially shown as a reduction of stockholders’ equity. In the stock offering on January 17, 2007, the Company (Osage Bancshares, Inc.) added to those shares, and the ESOP acquired an additional 201,828 shares of the Company’s stock. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as a reduction in debt. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the years ended June 30, 2007, 2006 and 2005 was $129,750, $81,091 and $73,926, respectively.

A recap of ESOP shares at June 30, 2007 and 2006 is as follows (restated for the reorganization on January 17, 2007):

	June 30, 2007	June 30, 2006

Allocated shares	42,640	21,117
Shares committed to be released	—	—
Unallocated shares	245,360	65,055

Total ESOP shares	288,000	86,172

Fair value of unallocated shares	$2,075,746	$826,680

The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary’s termination or after retirement. At June 30, 2007 and 2006, there were 254 and 219 outstanding shares, respectively, held by former employees that are subject to an ESOP-related repurchase option.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

Stock Option and Restricted Stock Plans

On November 17, 2004, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Bancshares, Inc. 2004 Stock Option Plan (the Plan). The purpose of the Plan is to attract and retain qualified personnel for positions of substantial responsibility, and to provide additional incentive to certain officers, directors and other employees. 179,524 options were approved and 161,562 options were granted. The Company is applying FAS 123(R) to account for the stock option plan. The shareholders also approved the Osage Federal Bank 2004 Restricted Stock Plan (the RSP). The purpose of the RSP is to reward and retain personnel of experience and ability in key positions of responsibility, including officers, directors and other employees. The purchase of up to 71,806 shares was approved and 64,614 shares were granted.

Stock options are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Both option and RSP awards vest 20% annually based on 5 years of continuous service. The option awards have 10 year contractual terms. Option and share awards provide for accelerated vesting if there is a change in control as defined in the Plan and RSP.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is an estimate by management and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury rate for a similar term in effect at the time of grant. There were no stock options granted during the years ended June 30, 2007 and 2006.

June 30, 2005

Expected volatility	25%
Weighted average volatility	25%
Expected dividends	6%
Expected term (in years)	6
Risk-free interest rate	3.47%

The weighted-average grant-date fair value of stock options granted during the year ended June 30, 2005 was $1.18. The total intrinsic value of options exercised during the years ended June 30, 2007 and 2006 were $7,900 and $13,500, respectively. No options were exercised during the 2005 fiscal year.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2007, 2006 and 2005

A summary of option activity under the Plan as of June 30, 2007 and 2006 and changes during the year and nine months then ended, respectively, is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at July 1, 2004	—	$0.00
Granted	161,562	7.69

Outstanding at July 1, 2005	161,562	7.69	9 years, 6 months
Granted	—	—
Exercised	8,975	7.69

Outstanding at July 1, 2006	152,587	7.69	8 years, 6 months
Granted	—	0.00
Exercised	3,590	7.69

Outstanding at June 30, 2007	149,997	$7.69	7 years, 6 months	$114,728

Exercisable at June 30, 2007	52,058	$7.69		$ 40,085

A summary of the status of the Company’s nonvested shares as of June 30, 2007, and changes during the year ended June 30, 2007, is presented below:

	Shares	Weighted- Average Grant-Date Fair Value

Nonvested, beginning of year	129,255	$7.69
Granted	—	0.00
Vested	32,316	7.69
Forfeited	—	0.00

Nonvested, end of year	96,939	$7.69

As of June 30, 2007, there was $92,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during the year ended June 30, 2007, was $371,000.

Expense recognized for the stock option plan and the restricted stock plan was $37,986 and $114,261, respectively for the year ended June 30, 2007. This includes $14,896 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.

Expense recognized for the stock option plan and the restricted stock plan was $37,986 and $150,857, respectively for the year ended June 30, 2006. This includes $51,492 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Note 12:	Other Operating Expenses

Other operating expenses consist of the following:

	2007	2006	2005

Bank charges	$78,004	$83,806	$82,986
Professional services	128,404	121,011	133,931
Postage	46,216	45,057	40,453
Telephone	17,344	16,447	16,917
Operating supplies	32,912	31,888	32,832
Insurance	16,667	13,143	11,394
Electronic data processing	134,007	115,470	102,934
Advertising and public relations	105,570	81,691	72,737
Donations	4,691	7,659	11,347
Directors’ fees	76,400	76,400	76,400
OTS assessments	41,758	34,614	33,104
Other	180,819	136,217	145,090

	$862,792	$763,403	$760,125

Note 13:	Disclosures about the Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$4,969,820	$4,969,820	$2,455,016	$2,455,016
Available-for-sale securities	15,911,147	15,911,147	17,835,601	17,835,601
Held-to-maturity securities	6,962,431	6,590,089	8,220,499	7,753,178
Loans, net	88,721,198	89,003,988	77,927,235	76,502,603
Interest receivable	476,381	476,381	430,610	430,610
Federal Home Loan Bank stock	1,808,300	1,808,300	1,711,000	1,711,000

Financial liabilities
Deposits	72,703,614	72,403,268	64,309,734	63,593,784
Accrued interest payable	29,479	29,479	11,968	11,968
Federal Home Loan Bank advances	13,000,000	12,611,239	33,350,000	32,805,044

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

The fair value of off-balance sheet items such as loan commitments are not material. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Note 14:	Earnings Per Share

Earnings per share (EPS) were computed as follows for the years ended June 30, 2007, 2006 and 2005.

	Years Ended
	2007	2006	2005

Net income	$939,956	$626,457	$604,554

Average common shares outstanding	3,303,551	3,283,209	3,498,843

Average diluted common shares outstanding	3,336,665	3,292,893	3,506,968

Basic earnings per share	$.28	$.19	$.17

Fully diluted earnings per share	$.28	$.19	$.17

Note 15:	Related Party Transactions

At June 30, 2007 and 2006, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates. These loans are summarized as follows:

	June 30, 2007	June 30, 2006

Balance, beginning of year	$451,000	$455,000
New loans	37,000	133,000
Payments	(58,000)	(137,000)

Balance, end of year	$430,000	$451,000

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Note 16:	Deferred Compensation Agreements

The Company has deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for the years ended June 30, 2007, 2006 and 2005 was $80,502, $71,056 and $63,827, respectively.

Note 17:	Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in Notes 1 and 3. Current vulnerabilities due to certain concentrations of credit risk are discussed in Note 18.

Note 18:	Commitments and Credit Risk

The Company grants real estate, consumer and other loans, generally secured by real estate or other assets, throughout its defined lending area which is primarily located in north central Oklahoma.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral consists primarily of residential real estate and other consumer collateral.

At June 30, 2007 and 2006, the Company had outstanding commitments to originate loans aggregating approximately $2,820,000 and $5,655,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. All loan commitments at June 30, 2007 were at fixed rates of interest, and loan commitments at fixed rates of interest at June 30, 2006 were approximately $5,311,000, with the remainder at floating market rates. At June 30, 2007, the interest rates on those commitments ranged from 6.00% to 8.50%.

The Company also had $587,000 of unfunded lines of credit as of that date, of which $159,000 were at fixed rates and $428,000 were at floating market rates.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Mortgage loans in the process of origination represent amounts which the Company plans to fund within a normal period of 60 to 90 days. A portion of these loans is intended for sale to investors in the secondary market. Commitments to originate mortgage loans for sale are considered by the Company to be derivatives and are recorded on the balance sheet until the commitment is fulfilled in accordance with SFAS 149 if deemed material. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Company may acquire such commitments to reduce market risk on saleable mortgage loans in the process of origination and mortgage loans held for sale.

At June 30, 2007 and 2006, total mortgage loans in the process of origination amounted to approximately $2,481,000 and $2,910,000, respectively. There were no related forward commitments to sell mortgage loans at June 30, 2007 and approximately $1,091,000 at June 30, 2006. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $2,481,000 and $2,567,000 at June 30, 2007 and 2006, respectively.

Loans aggregating approximately $7,445,000 or 8.4% of the portfolio at June 30, 2007 were outstanding to borrowers employed by an area-based petroleum refining company.

Deposits of approximately $8,500,000 or 12% of the Company’s total deposits were from one customer.

Note 19:	Condensed Parent Company Statements

The condensed balance sheets at June 30, 2007 and 2006 and statements of income and cash flows for the years ended June 30, 2007, 2006 and 2005, for the parent company, Osage Bancshares, Inc., and Osage Federal Financial, Inc., (who was the parent company of Osage Federal Bank until January 17, 2007), are as follows:

	2007	2006
Balance Sheets
Assets
Cash	$12,514,434	$1,432,374
Investment in subsidiary bank	22,683,620	11,695,735

Total assets	$35,198,062	$13,128,109

Stockholders’ Equity	$35,198,062	$13,128,109

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

	2007	2006	2005
Statements of Income
Income
Interest and dividend income	$—	$—	$—

Income Before Income Tax and Equity in Undistributed Earnings of Subsidiaries	—	—	—

Provision for Income Taxes	—	—	—

Income Before Equity in Earnings of Subsidiaries	—	—	—

Equity in Undistributed Earnings of Subsidiaries	939,956	626,457	604,554

Net Income	$939,956	$626,457	$604,554

Statements of Cash Flows
Operating Activities
Net income	$939,956	$626,457	$604,554
Item not providing cash
Equity in undistributed earnings of subsidiary	(939,956)	(626,457)	(604,554)

Net cash provided by operating activities	0	0	0

Investing Activities
Investment in subsidiary bank	(11,757,556)	—	—

Net cash used in investing activities	(11,757,556)	—	—

Financing Activities
Payment of dividends, net of restricted stock dividends	(658,075)	(984,033)	(185,500)
Net proceeds from sale of common stock	23,515,112	—	—
Restricted stock dividend	(17,421)	(56,702)	—
Other	—	—	(2,709)

Net cash (used in) provided by financing activities	22,839,616	(1,040,735)	(188,209)

Increase (Decrease) in Cash	11,082,060	(1,040,735)	(188,209)

Cash, Beginning of Year	1,432,374	2,473,109	2,661,318

Cash, End of Year	$12,514,434	$1,432,374	$2,473,109

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

Note 20:	Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155 (FAS 155), Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No.  133 and 140. FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS No.156), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.  140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements for any period of that fiscal year. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements.

In March 2006 and updated in September 2006, The Emerging Issues Task Force released Draft Abstract No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This abstract deals with whether the postretirement benefit associated with an endorsement split-dollar arrangement is effectively settled in accordance with either Statement 106 or Opinion 12 upon entering into such arrangement. The EITF reached a consensus that employers actually incur a liability for the death benefit associated with these types of policies, even though the insurance company undertakes the legal obligation to provide a benefit to individuals insured under these arrangements. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June  30, 2007, 2006 and 2005

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  This statement does not require any new fair value measurements and is effective for the Company beginning July 1, 2008. Management has not completed its review of the new guidance; however, the effect of the statement’s implementation is not expected to be material to the Company’s financial statements or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Statement No. 159 is effective for the Company beginning July 1, 2008. Management has not completed its review of the new guidance; however, the effect of the statement’s implementation is not expected to be material to the Company’s results of operations or financial position

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 effective July 1, 2006. Since there have been no material accounting changes or errors for the year ended June 30, 2007, the adoption did not have a material impact on the Company’s results of operations or financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on under recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for the Company beginning July 1, 2007. The adoption of the interpretation is not expected to be material.

OSAGE BANCSHARES, INC.

239 E. Main Street

Pawhuska, Oklahoma 74056-5215

(918) 287-2919

Board of Directors
Milton V. Labadie, Chairman Retired CEO of Osage Federal Bank
Mark S. White President and CEO Osage Federal Bank	Richard Trolinger Executive Vice President Osage Federal Bank
Martha Hayes Senior Vice President Osage Federal Bank	Mark A. Formby Private Investor
Harvey Payne Attorney	Gary Strahan Certified Public Accountant

Executive Officers
Mark S. White, President and CEO
Richard Trolinger, Executive Vice President
Martha Hayes, Senior Vice President
Sue Allen Smith, Vice President, CFO and Treasurer
Frances Altaffer, Vice President and Secretary

Special Counsel	Independent Auditor	Transfer Agent and Registrar
Malizia Spidi & Fisch, PC 901 New York Avenue, N.W. Suite 210 East Washington, D.C. 20001	BKD, LLP 3230 Hammons Boulevard Joplin, MO 68402	Registrar & Transfer Company 10 Commerce Drive Cranford, NJ 07016 (800) 368-5948