Form 10-K, Exhibit 13
period 2008-06-30
OSAGE BANCSHARES, INC.
filed 2008-09-26
CIK 1375336

Osage

Bancshares, Inc.

2008 ANNUAL REPORT

OSAGE BANCSHARES, INC.

2008 ANNUAL REPORT

TABLE OF CONTENTS

Page

Letter to Shareholders	1

Corporate Profile	2

Stock Market Information	2

Selected Consolidated Financial Data	3

Selected Quarterly Financial Data	4

Management’s Discussion and Analysis

of Financial Condition and Results of Operations	5

Management’s Report on Internal Control over Financial Reporting	F-1

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Financial Statements	F-4

Notes to Consolidated Financial Statements	F-10

Corporate Information	Inside Back Cover

bank more

Osage Bancshares, Inc.

239 E. Main Street

Pawhuska, OK 74056

To Our Shareholders and Customers:

It’s been an interesting year for banking, the economy, and real estate across the United States! Osage Federal, as it has been in the past, continues to maintain strong core earnings and conservative lending practices. Those practices pay off in the form of low delinquencies and net charge-offs on our loan portfolio. We finished the year with net income of $217,000, after taking a $1.4 million pretax other-than-temporary impairment charge on our investment in the Shay Ultra-Short Mortgage Fund. This fund invests in short-duration securities backed by mortgage loans. Because of the roiling of the financial markets, falling housing prices in certain areas of the US, and the forced sale of large amounts of these types of securities by big players such as Merrill Lynch and Bear Stearns, the fund value dropped substantially during the fiscal year ended June 30, 2008. We still have an investment in the fund, and as of this date, no credit losses have been incurred on the securities held by the fund. Other than this impairment charge, our earnings were strong. Our net interest income was up $783,000 over the prior year, which reflects our continued growth in earning assets, especially loans.

We finished the fiscal year with assets of $156.8 million, a $34.1 million, or 27.8% increase over last year. We acquired Barnsdall State Bank, which is located in a rural community in Osage County, effective as of the close of business April 1, 2008. At the time we acquired the bank, their assets were $12.2 million, including loans of $1.8 million, securities and federal funds sold of $9.3 million, and deposits of $10.5 million. We continue to see internal loan growth in non-residential real estate as well as one- to-four family lending. Our loans increased $17.3 million, or 19.5%, including the addition of Barnsdall. Our deposits were $102.4 million at June 30, 2008, a $29.7 million increase. Some of this increase was from the Barnsdall purchase, as well as strong certificates of deposit growth from June 30, 2007.

We continue our history of paying quarterly dividends, including an $.085 dividend paid August 26, 2008 to shareholders of record August 12, 2008. We have maintained or increased our dividend each quarter for the past six quarters.

In mid-year 2007, we implemented free bill pay as a service with our free internet banking. We installed an ATM at our new Barnsdall office in July of 2008, and recently upgraded our debit card/ATM system.

In addition to some harsh economic news lately, there has been a lot of press about identity theft, scams, and counterfeit checks. We’re working on implementing strong controls that help you, our customer, have assurance that your account information and your money stay safe with us. Even though some of our requirements may seem burdensome at times, our goal is always to safeguard your assets with us.

We are glad to have you as our shareholders and our customers. Thank you for recommending us to your family, friends and coworkers. We’re looking forward to being your partner in the future!

Sincerely,

/s/ Mark S. White

Mark S. White

President & CEO

bank more

CORPORATE PROFILE

Osage Bancshares, Inc. (the “Company”) is the holding company for Osage Federal Bank (the “Bank”), a federal savings bank serving Osage and Washington Counties, Oklahoma from its main office in Pawhuska and branch offices in Bartlesville and Barnsdall. The Company is the successor to Osage Federal Financial, Inc., the Bank’s former mid-tier holding company, which ceased to exist when the Bank’s former mutual holding company, Osage Federal MHC, converted to stock form. As part of the transaction, each outstanding publicly held share of common stock of Osage Federal Financial, Inc. was converted into 1.5739 shares of common stock of the Company. The Company also sold a total of 2,513,880 shares to the public at $10 per share, including 201,828 shares purchased by the Company’s employee stock ownership plan with funds borrowed from the Company.

Osage Federal Bank was originally chartered by the State of Oklahoma in 1918 as the National Building and Loan Association and converted to a federally-chartered savings association in 1935. The Bank’s deposits are insured to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) and it is a member of the Federal Home Loan Bank of Topeka (“FHLB”).

Our executive offices are located at 239 East Main Street, Pawhuska, Oklahoma 74056 and our main telephone number is (918) 287-2919. The Bank maintains a website at www.osagefed.com.

STOCK MARKET INFORMATION

The Company’s common stock commenced trading on The Nasdaq Global MarketSM under the symbol “OSBK” on January 23, 2007. The following table shows, for each quarter during the past two fiscal years, dividends declared and high and low sale prices as reported on The Nasdaq Global MarketSM for the Company since January 23, 2007 and high and low bid prices for Osage Federal Financial, Inc. as reported on the OTC Bulletin Board prior thereto. Data for periods prior to January 23, 2007 has been restated to reflect the exchange ratio in the second-step conversion. OTC Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Company’s ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low	Dividends Declared

June 30, 2008	$10.20	$9.25	$0.085
March 31, 2008	9.75	8.34	0.085
December 31, 2007	9.09	8.07	0.085
September 30, 2007	9.29	8.08	0.080

June 30, 2007	$9.55	$8.15	$0.070
March 31, 2007	10.00	9.29	0.060
December 31, 2006	12.39	11.47	0.095
September 30, 2006	13.82	12.07	0.095

At June 30, 2008, there were 3,236,145 shares of the Company’s common stock outstanding and approximately 300 stockholders of record. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended June 30,
	2008	2007	2006
	(Dollars in thousands, except per share data)
Balance Sheet Data:
Assets	$156,773	$122,684	$112,237
Loans receivable, net	105,978	88,721	77,927
Securities	34,082	22,874	26,056
Cash and cash equivalents	7,790	4,970	2,455
Deposits	102,355	72,704	64,310
FHLB advances and other borrowings	21,300	13,000	33,350
Stockholders’ equity	30,613	35,198	13,128
Summary of Operations:
Interest income	$8,026	$7,006	$5,821
Interest expense	3,573	3,336	2,814
Net interest income	4,453	3,670	3,007
Provision for loan losses	20	10	27
Net interest income after provision for loan losses	4,433	3,660	2,980
Noninterest income	760	666	659
Noninterest expense	4,824	2,863	2,668
Income before income taxes	369	1,463	971
Provision for income taxes	152	523	345
Net income	$217	$940	$626
Per Share Data (1):
Earnings per share:
Basic	$0.07	$0.28	$0.19
Diluted	0.07	0.28	0.19
Dividends per share(2)	0.42	0.43	1.51
Performance Ratios:
Return on average assets	0.16%	0.79%	0.60%
Return on average equity	0.63	3.92	4.63
Interest rate spread	2.31	2.34	2.46
Net interest margin	3.33	3.19	2.96
Average interest-earning assets to average Interest-bearing liabilities	138.16%	129.17%	118.05%
Efficiency ratio	92.53	66.04	72.78
Dividend payout ratio(2)	540.35	71.86	157.08
Asset Quality Ratios:
Non-performing loans to total loans, net	0.04%	0.02%	0.01%
Non-performing assets to total assets	0.07	0.05	0.05
Net charge-offs to average loans outstanding	0.02	0.01	0.03
Allowance for loan losses to total loans	0.40	0.45	0.51
Allowance for loan losses to non-performing loans	1024.07	2,985.40	3,563.35
Capital Ratios:
Average equity to average assets	24.97%	20.10%	12.85%
Equity to assets at period end	19.53	28.69	11.70

__________

(1)	Per share data for periods prior to January 17, 2007 has been adjusted for the exchange ratio in the second-step conversion of Osage Federal MHC.

(2)	For periods prior to January 17, 2007, based on dividends paid per public share of Osage Federal Financial, Inc.

SELECTED QUARTERLY FINANCIAL DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended June 30, 2008

Interest income	$1,892,105	$2,009,590	$1,996,499	$2,128,229
Interest expense	775,992	904,537	927,626	965,473
Net interest income	1,116,113	1,105,053	1,068,873	1,162,756
Provision for loan losses	--	--	--	20,000
Net interest income after provision for loan losses	1,116,113	1,105,053	1,068,873	1,142,756
Noninterest income	176,208	192,309	189,282	202,737
Noninterest expense	806,969	838,417	900,639	2,277,884
Income before income taxes	485,352	458,945	357,516	(932,391)
Income taxes	177,588	165,064	134,308	(324,826)
Net income	$307,764	$293,881	$223,208	$(607,565)
Basic and diluted earnings per share	$0.09	$0.09	$0.07	$(0.21)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended June 30, 2007

Interest income	$1,661,940	$1,702,787	$1,798,234	$1,843,296
Interest expense	892,556	905,587	780,899	757,129
Net interest income	769,384	797,200	1,017,335	1,086,167
Provision for loan losses	—	10,000	—	—
Net interest income after provision for loan losses	769,384	787,200	1,017,335	1,086,167
Noninterest income	170,971	159,721	164,030	170,978
Noninterest expense	679,568	676,762	721,086	785,818
Income before income taxes	260,787	270,159	460,279	471,327
Income taxes	93,246	89,645	168,134	171,571
Net income	$167,541	$180,514	$292,145	$299,756
Basic and diluted earnings per share	$0.05	$0.05	$0.09	$0.09

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

Overview

During fiscal 2008, the Company continued the growth strategy it has undertaken to leverage the capital raised in its 2007 and 2004 stock offerings. On April 1, 2008, the Bank completed the acquisition of Barnsdall State Bank (Barnsdall) in an all-cash transaction. At the date of acquisition, Barnsdall, which operated from a single office in Barnsdall, Oklahoma, had total assets of $12.2 million, deposits of $10.5 million and stockholders’ equity of $1.7 million. The acquisition of Barnsdall has improved our competitive position in the Bartlesville-Washington County Market and made us the largest FDIC-insured depository institution by market share in Osage County.

With the capital raised in its offerings, the Company has been able to steadily grow its interest-earning assets and improve its net interest margin. Loans receivable, net increased 19.5% from June 30, 2007 to June 30, 2008. During this period, we have increased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities increased from 18.6% of assets at June 30, 2007 to 21.7% of assets at June 30, 2008. The purchase of Barnsdall added $3.4 million in investment securities to our portfolio. In addition, we have purchased approximately $5.1 million of available-for-sale securities against which we have matched FHLB advances. We are generating a positive interest rate spread on these securities, and we may elect to purchase up to an additional $10.0 million of similar types of securities with additional matched advances. The proceeds from the 2004 offering of Osage Federal Financial, Inc. were originally invested in high-quality collateralized mortgage obligations which have been reduced through normal paydowns, while the proceeds from the 2007 reorganization have been used primarily to pay off high-rate, short-term FHLB advances and to fund new loan growth. We have continued our certificate of deposit program called “You Pick ‘Em,” which allows a depositor to choose a certificate term of 6 to 15 months, and receive the same rate no matter which term is chosen. This allows us to retain and attract customers, but does not lock us into paying high rates for long periods of time. In the current rate environment, our strategy has been to attract shorter-term deposits, paying less than like-term FHLB advances. We also offer higher rates, slightly below like-term FHLB advances, for higher-balance certificates with terms of 9, 11, 13, 18, 25, 30, 37, 49, and 61 months. Our strategy is to retain and attract customers who are rate-sensitive, without driving up rates on all of our standard certificate of deposit products. As of June 30, 2008, we have approximately 5% of our certificates in these odd-termed categories, and 28% in the “You Pick ‘Em” program. Certificates of deposit increased $19.2 million from June 30, 2007 to June 30, 2008. We continued to use long-term advances from the FHLB to stabilize our funding costs. Although our interest rate spread continued to narrow, our net interest margin improved from 3.19% for fiscal year 2007 to 3.33% for the fiscal year ended June 30, 2008, and net interest income grew to $4.5 million, an increase of $783,000 or 21.3% over the same period last year. We hold most of our fixed-rate loans in our portfolio, but have recently sold some of our conforming loans into the secondary market to manage interest rate risk.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing quality service at competitive prices and emphasizing local control and decision-making. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one- to four-family residential real estate located in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in mortgage-backed securities. Because of our significant loan portfolio growth again this fiscal year, we have only purchased $2.2 million of mortgage-backed securities that we intend to hold to maturity. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one- to four-family mortgages, and multi-family and commercial real estate mortgage loans. We also intend to continue to sell to Freddie Mac, a U.S. government-sponsored enterprise in the business of purchasing and securitizing residential mortgages from thrifts and other seller-servicers, most of our conforming 30 year one- to four-family residential loans. Notwithstanding the recent government takeover of Freddie Mac, our loan sales to them continue to provide a source of liquidity for home mortgages which we intend to continue using.

During the past year, short-term interest rates have decreased 325 basis points, while 30-year Treasury rates have decreased only 60 basis points. This caused the “yield curve” to become steeper, as opposed to inverted; (that is, when short-term rates are actually higher than long-term rates, which had been the case during some of 2006 and 2007). There is a 305 basis point positive spread between the 30-year and the one month Treasury rates at June 30, 2008. As a comparison, the average difference between 30-year and one month Treasury rates for the period of June 30, 1996 to June 30, 2007 was 184 basis points. From June 30, 2005 to June 30, 2008, this difference was 83 basis points. This steepening of the yield curve has helped our net interest margin, because we are typically attracting shorter-term certificates of deposit to invest in longer-term loans. Also helping this rate improvement has been the positive impact of the injection of capital during our reorganization. To counter any rise in long-term rates, we continue to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for the loan portfolio consistent with our asset/liability management policies.

In our local market, the oil business, the Wal-Mart distribution center, and casino gambling have all contributed to economic growth. Several area businesses have had expansions and have hired significant numbers of employees in the last several years. Although we are not generally a direct beneficiary of this hiring, we have generated substantial business from related commercial growth in the area. Housing construction has slowed, and housing supply and demand are in balance. The small amount of overbuilding the past few years has largely been absorbed, and the supply of new and used homes seems to be consistent with current demand. We do a limited amount of speculative loans, and limit the amount outstanding to any one builder to no more than three homes at any one time. Generally these loans are on homes under $300,000 in price, with a one-year term. At June 30, 2008, only one of our two spec home loans, with a balance of $161,250, had been outstanding for over a year.

For the past several years, we have emphasized the origination of shorter-term and adjustable-rate loans for our portfolio, including commercial real estate, consumer, commercial, construction and home equity loans, in order to improve the yield and interest sensitivity of earning assets. We have employed a variety of strategies to control funding costs including seeking lower cost non-certificate accounts, using shorter-duration certificate accounts and laddering the maturities of our FHLB advances. During the fiscal year ending June 30, 2008, the board of directors approved the purchase of up to $15.0 million of available-for-sale securities, which were to be funded with a ladder of FHLB advances. As of June 30, 2008, we had purchased $5.1 million of securities under this plan.

With the purchase of Barnsdall, we not only opened up a new market, but we also received approximately $4.0 million of net cash and overnight funds. We were able to deploy part of this liquidity into new loans as of June 30, 2008.

During fiscal year 2007, we implemented free internet banking with bill pay and completed our website at www.osagefed.com. As of August 2008, 615 of our customers have enrolled in internet banking. These products are new tools that will help us attract and maintain customers.

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

Intangible Assets. Intangible assets such as goodwill and mortgage servicing rights are subject to periodic impairment tests and amortization of the asset through a charge to expense. To the extent the outcome of the impairment tests differ from the carrying value, additional charges to expense could be required to reduce the carrying value to fair value, which would adversely impact earnings in future periods. For purposes of measuring impairment, mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are contractual maturity and interest rate. Goodwill impairment will be measured based upon its implied fair market value at the Bank level.

Other-than-Temporary Impairment. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

In the period ended June 30, 2008, the Company recognized an other-than-temporary impairment on its investment in the Shay Ultra-Short Mortgage Fund. This fund was rated AAA by Standard & Poor’s until July 11, 2008. At that time, it was no longer rated by a major rating agency, since potential new shareholders can no longer acquire the fund. Due to downgrades of certain securities held in the fund’s portfolio, the Company recognized a $1.4 million pre-tax other-than-temporary impairment charge on its investment in the fund during the fourth quarter of fiscal year 2008, which is included in other operating expense on the income statement.

Comparison of Financial Condition at June 30, 2008 and June 30, 2007

Our total assets increased by $34.1 million to $156.8 million at June 30, 2008 from $122.7 million at June 30, 2007 primarily due to continued loan growth and the acquisition of Barnsdall. As a result of the acquisition of Barnsdall, we recorded goodwill in the amount of $914,000. In accordance with generally accepted accounting principles, we will periodically test this intangible asset for impairment.

Loans receivable, net increased to $106.0 million at June 30, 2008 from $88.7 million at June 30, 2007. The increase included $1.8 million in loans acquired in connection with the acquisition of Barnsdall. One- to four-family mortgages increased $4.9 million, or 7.9%, to $66.9 million at June 30, 2008 from $62.0 million at June 30, 2007. Nonresidential real estate loans increased $6.3 million, or 53.3% to $18.3 million at June 30, 2008 from $12.0 million at June 30, 2007. We have funded loans and loan participations for office buildings this year, as well as apartment buildings and car washes. Construction loans increased $4.5 million, or 158.7%, to $7.3 million at June 30, 2008 from $2.8 million at June 30, 2007. We have two interim construction loans for custom homes that total $1.9 million. There were $455,000 in loans held for sale at June 30, 2008 and no loans held for sale at June 30, 2007. We held most of the fixed-rate, one- to four-family loans that we originate in our portfolio.

Cash and cash equivalents (consisting primarily of federal funds sold and our balances in our correspondent bank account) increased by $2.8 million, or 56.8%, to $7.8 million at June 30, 2008 from $5.0 million at June 30, 2007. This higher balance reflects liquidity provided from our acquisition of Barnsdall. This excess liquidity was invested in federal funds sold. Our correspondent bank determines our daily funds availability, and they either sell or purchase federal funds on our behalf. These are overnight investments (federal funds sold) or overnight borrowings (federal funds purchased). At June 30, 2008 we had federal funds sold of $5.3 million. These funds are placed at various institutions to minimize credit risk.

Securities, which consist of mortgage-backed securities, private placement pass-through securities, collateralized mortgage obligations, bonds issued by the Federal Home Loan Bank and Freddie Mac, and municipal securities, increased to $34.1 million at June 30, 2008 from $22.9 million at June 30, 2007. This increase was due to the purchase of $5.4 million in held-to-maturity securities, the purchase of $5.3 million in available-for-sale securities, and the acquisition of $3.4 million in securities in connection with the acquisition of Barnsdall. The increase was partially offset by normal paydowns in the held-to-maturity and available-for-sale portfolios. Investment securities also declined due to the $1.4 million write-down of our investment in the AMF Ultra Short Mortgage Fund due to an other-than-temporary impairment.

Our total liabilities increased $38.5 million to $125.6 million due to deposit growth of $29.7 million (including $10.5 million in deposits attributable to the acquisition of Barnsdall) and an increase in FHLB borrowings to $21.3 million at June 30, 2008 from $13.0 million at June 30, 2007. Total deposits increased to $102.4 million at June 30, 2008 from $72.7 million at June 30, 2007, a $29.7 million, or 40.8% increase. Certificates of deposit increased to $70.7 million from $51.5 million at June 30, 2007 (including $4.8 million attributable to the acquisition of Barnsdall). We have been promoting our “You Pick ‘Em” specials, and have accumulated $28.2 million of deposits in these categories and our odd-termed certificate of deposit products. In addition, our most significant depositor, a public entity, has increased their deposits with us by $13.6 million from the prior year, mostly in certificates of deposit. There has been some change in the mix of our checking and money market deposits. Noninterest bearing accounts, which are included in checking accounts, have increased $3.5 million (including $1.8 million attributable to the acquisition of Barnsdall) to $7.7 million at June 30, 2008, compared to $4.2 million at June 30, 2007. Our NOW accounts had balances of $13.2 million as of June 30, 2008, an increase of $4.9 million from June 30, 2007 (including $3.2 million attributable to the acquisition of Barnsdall. Money market accounts have decreased $112,000 between the same periods, and passbook savings accounts have increased $2.1 million (including $1.9 million attributable to the acquisition of Barnsdall). We continue to see some of these nonmaturity deposits transferred to our higher-yielding certificates, and we have lost some of these funds to financial institutions with much more aggressive money market rates.

Stockholders’ equity decreased $4.6 million to $30.6 million at June 30, 2008 from $35.2 million at June 30, 2007. This decrease in stockholders’ equity was primarily due to the buyback of 367,445 shares of common stock in open-market stock repurchase programs, and the buyback of 72,190 shares of common stock to fund restricted stock awards under the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan. In accordance with the Maryland General Corporation Law, the shares repurchased on the open market are treated as authorized but unissued. The total effect of these buybacks was a reduction in stockholders’ equity of $4.1 million. Net income and amortization of awards under the stock option plan and restricted stock plan increased stockholders’ equity by $217,000 and $234,000, respectively. The Company paid regular cash dividends of $1.1 million (net of restricted stock dividends of $26,000), in the year ending June 30, 2008. Accumulated other comprehensive loss decreased by $182,000 from $245,000 at June 30, 2007 to $63,000 at June 30, 2008.

Comparison of Operating Results for the Years Ended June 30, 2008 and 2007

General. Net income for the year ended June 30, 2008 was $217,000 ($0.07 per diluted share), a $723,000 decrease compared to net income of $940,000 ($0.28 per diluted share) for fiscal 2007. The decrease in net income resulted mainly from an after-tax impairment charge of

$841,000 related to an other-than-temporary decline in the net asset value of the Bank’s investment in the AMF Ultra Short Mortgage Fund. This charge offset improvements in net interest income and noninterest income.

Interest Income. Total interest income increased by $1.0 million, or 14.6%, to $8.0 million for the year ended June 30, 2008 from $7.0 million for the year ended June 30, 2007 primarily due to a $18.4 million increase in average earning assets, partially offset by a 7 basis point decrease in the yield on those assets. The average balance of total interest-earning assets increased to $133.6 million for 2008 from $115.2 million for 2007. The increase in average earning assets was attributable to a $13.6 million, or 16.6% increase in the average volume of loans, and a $4.6 million, or 14.8% increase in the average balance of securities and deposits with other financial institutions. The increase in this category of earning assets was driven by growth in federal funds sold, and purchases of held-to-maturity and available-for-sale securities, partially offset by decreases in both available-for-sale and held-to-maturity investment securities. The Barnsdall acquisition also contributed to the increase in these average balances. The average yield on the loan portfolio has increased 5 basis points to 6.71% between the periods, while the average yield on securities and deposits with other financial institutions has decreased 41 basis points to 4.22% between the periods. Federal funds sold interest rates and other short-term rates fell significantly during the fiscal year, causing much of the rate decline.

Interest Expense. Total interest expense increased by $237,000, or 7.1%, to $3.6 million for the year ended June 30, 2008 compared to $3.3 million for the year ended June 30, 2007. Our average interest-bearing liabilities, including most deposits and FHLB advances, increased $7.5 million to $96.7 million for the year ended June 30, 2008, compared to $89.2 million for 2007. Of those averages, advances decreased $5.7 million, while certificates of deposit are up $13.3 million. Our money market account average balances decreased $804,000 between the two periods, and interest-bearing checking balances increased $1.0 million The cost of our total interest-bearing liabilities has decreased 4 basis points from the prior period, from 3.74% to 3.70%. This was due primarily to a decrease in rates on advances, which decreased 43 basis points between the two periods. Average rates on certificates changed only 2 basis points.

Net Interest Income. Net interest income increased by $783,000, or 21.3%, to $4.5 million for the year ended June 30, 2008 from $3.7 million for fiscal 2007. The net interest rate spread decreased slightly to 2.31% for 2008 from 2.34% for 2007, while the net interest margin increased to 3.33% from 3.19%. The increase in the margin resulted from the equity received during the reorganization, as well as the benefit of higher average loan balances with higher average rates. This equity is, in effect, a free source of funds. Since this equity was used primarily to pay off short-term borrowings, it did not substantially grow our average earning assets. The margin is influenced positively by a high mix of low-cost or free funding sources, and negatively by the amount of earning assets.

Provision for Loan Losses. Provision for loan losses for the years ended June 30, 2008 and 2007, respectively, was $20,000 and $10,000. There were $16,000 of net charge-offs in 2008 compared to $7,000 of net charge-offs in 2007. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable. Although nonaccrual loans remained low at $42,000 at June 30, 2008 compared to $13,000 at June 30, 2007, the allowance for loan losses was increased as a result of higher loan balances in several major categories. There can be no assurance, however, that the allowance for loan losses will be sufficient to cover actual losses.

Noninterest Income. Noninterest income increased to $760,000 for the year ended June 30, 2008 from $666,000 for the year ended June 30, 2007. Gains on sales of mortgage loans were up $57,000 to $69,000 for the year ended June 30, 2008 compared to $12,000 for the year ended June 30, 2007 due to higher loan volumes sold. The increase in loans sold reflects market demand for long-term, fixed-rate loans which we prefer not to retain in portfolio. Mortgage loan servicing fees increased $20,000 primarily due to higher volumes of loans serviced. Service charges on deposit accounts decreased $19,000 from the prior year, which is a function of reductions in overdraft fees from customers. Other income increased $32,000 due to a $29,000 increase in ATM and debit card fees. This reflects increased usage of this product.

Noninterest Expense. Noninterest expense was $4.8 million for the year ended June 30, 2008, increasing $2.0 from $2.9 million for the year ended June 30, 2007. The Company recognized a $1.4 million other-than-temporary impairment charge on its investment in the Shay Ultra-short Mortgage Fund, which is included in noninterest expense. Excluding this item, noninterest expense increased $604,000 to $3.5 million for the year ended June 30, 2008. Salaries and benefits increased $323,000, or 18.7%, for several reasons. Base salaries increased $139,000, reflecting normal raises, the addition of Barnsdall beginning April 1, 2008, and the addition of two staff positions. The adoption of the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan in December of 2007 increased expenses by $100,000. Employee insurance costs increased $23,000, and the additional employee stock ownership plan expenses as a result of the reorganization increased compensation by $19,000. Director and officer expenses increased $11,000 due partly because of agency fees paid for new employees and increased costs of administering nonqualifying compensation plans. Dividends on unearned restricted stock, which are accounted for as compensation expense, increased $8,000 between the years. Occupancy expense increased $62,000, primarily due to a branch renovation, the addition of Barnsdall, lower furniture and equipment depreciation, partially offset by higher equipment and building maintenance costs. Other operating expenses increased $216,000 for the period. Professional fees increased $76,000, because of being listed on the Nasdaq Stock Market, as well as additional expenses relating to the solicitation of proxies for the 2007 annual meeting, and costs of compliance with the Sarbanes-Oxley Section 404 requirements. Advertising increased $48,000 due to the new advertising campaign we started last year. We are continuing our “bank more” advertising campaign, which stresses customer service, internet banking, and being a hometown bank. Data processing increased $23,000 due to the full year effect of internet banking, the addition of Barnsdall, and upgrades to our processing systems. Expenses for operation of the ATM and debit card network increased $19,000 over the prior year. As noted previously, income from these activities has also increased significantly. During 2007, we made a $10,000 provision on a foreclosed asset property that is in a flood plain, after the severe flooding that occurred in our market during June 2007. We reversed the provision in the current year.

Management expects noninterest expenses to increase as a result of the full-year impact of the 2007 stock benefit plans and increased employee stock ownership plan. In addition, we anticipate an increase in salaries and benefits, as well as occupancy expense, due to the acquisition of Barnsdall. We have had the benefit of a credit carryforward applied against our FDIC insurance. This credit will expire in the first half of the next fiscal year. In addition, due to several bank failures in recent months, the FDIC will likely be increasing deposit premiums during this fiscal year.

Provision for Income Taxes. The provision for income taxes decreased $370,000, or 70.9%, reflecting a decrease in pretax income. The effective tax rates were 41% for the fiscal year ended June 30, 2008 and 36% for the fiscal year ended June 30, 2007. The increase in the effective tax rate for the 2008 fiscal year was due to nondeductible portions of employee benefit plan expenses .

Comparison of Operating Results for the Years Ended June 30, 2007 and 2006

General. Net income for the year ended June 30, 2007 was $940,000 ($0.28 per diluted share), a $314,000 increase compared to net income of $626,000 ($0.19 per diluted share) for fiscal 2006. The increase in net income resulted mainly from an increase in net interest income.

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

Noninterest Income. Noninterest income increased to $666,000 for the year ended June 30, 2007 from $659,000 for the year ended June 30, 2006. Mortgage loan servicing fees and fees from debit cards and ATM usage included in other income increased $17,000 each, while gains on sales of loans decreased to $12,000 for 2007, down $27,000 from $39,000 for 2006 due to lower volumes sold. The increase in loan servicing fees and decline in gains on sales of loans reflected a strategic decision to retain our shorter-term originated mortgages. By retaining mortgages, we increased our net interest income. Service charges on deposit accounts decreased $15,000 from the prior year, which is a function of both lower balances of transaction accounts, and reductions in overdraft fees from customers.

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

	Year Ended June 30,
	2008			2007			2006
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net (1)	$95,881	$6,434	6.71%	$82,237	$5,478	6.66%	$70,744	$4,590	6.49%
Securities(2)	37,703	1,592	4.22	32,981	1,528	4.63	30,974	1,231	3.97
Total interest-earning assets	133,584	8,026	6.01	115,218	7,006	6.08	101,718	5,821	5.72
Non-interest-earning assets	4,296			4,011			3,539
Total assets	$137,880			$119,229			$105,257
Interest-bearing liabilities:
Demand and NOW accounts	$9,393	100	1.06	$8,311	67	0.81	$9,317	92	0.99
Money market savings	5,106	75	1.47	5,910	93	1.57	7,035	98	1.39
Savings	4,035	32	0.79	4,436	34	0.77	4,096	32	0.78
Certificates of deposit	62,440	2,671	4.28	49,113	2,100	4.28	37,323	1,300	3.48
FHLB advances	15,714	695	4.42	21,430	1,042	4.86	28,397	1,292	4.55
Total interest-bearing liabilities	96,688	3,573	3.70	89,200	3,336	3.74	86,168	2,814	3.27
Non-interest-bearing liabilities	6,764			6,062			5,563
Total liabilities				95,262			91,731
Stockholder’s equity (3)	34,428			23,967			13,526
Total liabilities and stockholder’s equity	$137,880			$119,229			$105,257

Net interest income		$4,453			$3,670			$3,007
Net interest rate spread(4)			2.31%			2.34%			2.45%
Net interest margin(5)			3.33%			3.19%			2.96%
Ratio of average interest- earning assets to average interest-bearing liabilities			138.16%			129.17%			118.05%

____________

(1)	Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.

(2)	Includes securities, interest-bearing deposits, and FHLB stock.

(3)	Includes equity received from contributions made to the ESOP.

(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

	Year Ended June 30,			Year Ended June 30,
	2008 vs. 2007			2007 vs. 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest and dividend income:
Loans receivable	$916	$40	$956	$763	$125	$888
Securities	206	(142)	64	84	213	297
Total interest-earning assets	1,122	(102)	1,020	847	338	1,185

Interest expense:
Demand and NOW Deposits	$10	$23	$33	$(9)	$(16)	$(25)
Money market savings	(12)	(6)	(18)	(17)	12	(5)
Savings accounts	(3)	1	(2)	3	(1)	2
Certificates of deposit	570	1	571	465	335	800
Advances from FHLB and other borrowings	(259)	(88)	(347)	(334)	84	(250)
Total interest-bearing liabilities	306	(69)	237	108	414	522
Change in net interest income	$816	$(33)	$783	$739	$(76)	$663

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

The Board of Directors has established an Asset/Liability Committee that consists of President and CEO Mark S. White, Executive Vice President and Chief Lending Officer Richard Trolinger, Senior Vice President Martha Hayes, Vice President, Chief Financial Officer and Treasurer Sue Allen Smith, Vice President Glenna Leik, and New Accounts Manager Evelyn Laird. The committee meets on a monthly basis to review current investments; average lives, durations and repricing frequencies of loans and securities; loan and deposit pricing and production volumes and alternative funding sources; interest rate risk analysis; liquidity and borrowing needs; and a variety of other asset and liability management topics. A synopsis of each meeting is reported to the full Board monthly.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies intended to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

(1)	originate loans with adjustable-rate features or fixed-rate loans with short maturities, such as commercial real estate, consumer, commercial, construction, and home equity loans;
(2)	use odd-termed, shorter-duration certificates which allow us to retain customers but protect us from long-term, high-rate deposits;
(3)	attract more core deposits (i.e., transaction and savings accounts) which tend to be less interest rate sensitive; and
(4)	continue our practice of “laddering” FHLB advances.

Quantitative Analysis. Exposure to interest rate risk is actively monitored by management. Osage Federal Bank’s objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the Office of Thrift Supervision Net Portfolio Value (“NPV”) Model and other models to monitor our exposure to interest rate risk which calculates changes in net portfolio value. These results are reported to the Board of Directors quarterly. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and the net portfolio value are potentially affected by a 50 to 300 basis point (1/100th of a percentage point) upward and a 50 to 100 basis point downward shift (shock) in the Treasury yield curve.

The following table presents Osage Federal Bank’s NPV as of June 30, 2008. The NPV was calculated by the Office of Thrift Supervision, based on information provided by Osage Federal Bank. At June 30, 2008, Osage Federal Bank was in compliance with the interest rate risk limits established by the board of directors.

	Net Portfolio Value		Net Portfolio Value as % of Present Value of Assets
Change in Rate (1)	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
	(Dollars in thousands)

+300 bp	$15,352	$(6,995)	(31)%	10.40%	(381)	bp
+200 bp	17,838	(4,509)	(20)%	11.82	(239)	bp
+100 bp	20,232	(2,115)	(9)%	13.12	(109)	bp
+ 50 bp	21,341	(1,007)	(5)%	13.70	(51)	bp
0 bp	22,347	--	--	14.21	--	bp
-50 bp	23,098	751	3%	14.57	36	bp
-100 bp	23 684	1,337	6%	14.84	63	bp

1)	The –300 and -200 bp scenario is not reported due to the low prevailing interest rate environment.

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

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold, mutual funds, and collateralized mortgage obligations. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2008, the total approved loan origination commitments outstanding amounted to $7.9 million, and we had $750,000 of unfunded commitments on lines of credit. At the same date, construction loans in process were $3.9 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2008, totaled $47.1 million. Management’s policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal Bank. In addition, at June 30, 2008, our total collateralized borrowing limit was $58.5 million of which we had $21.3 million outstanding, giving us the ability at June 30, 2008 to borrow an additional $37.2 million from the FHLB as a funding source to meet commitments and for liquidity purposes. We had $759,000 of commitments to sell loans at June 30, 2008, and standby letters of credit of $61,100 for one of our customers.

The following table presents our fixed and determinable contractual obligations and commitments by payment date as of June 30, 2008.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Federal Home Loan Bank borrowings	$21,300	$5,600	$5,350	$9,350	$1,000
Certificates of deposit	70,703	47,163	17,371	6,169	--
Total	$92,003	$52,763	$22,721	$15,519	$1,000

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Construction loans in process (1)	$3,935	$1,626	$319	$-	$1,990
Other commitments to extend credit(2)	7,900	7,900
Unfunded lines of credit	750	749	1	--	--
Total	$12,585	$10,275	$320	$--	$1,990

___________

(1)	Includes construction loans which will convert to permanent loans.

(2)	Represents amounts committed to customers.

Off-Balance Sheet Arrangements

We are parties to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include loan commitments and lines of credit, including commercial lines. We use these financial instruments to meet the financing needs of our customers. Outstanding loan commitments and lines of credit at June 30, 2008 were $7.9 million and $750,000, respectively. We had $759,000 of commitments to sell loans at June 30, 2008, and standby letters of credit of $61,100 for one of our customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risk and management does not anticipate any accounting losses, which would have a material effect on us.

Capital

Consistent with our goals to operate a sound and profitable financial organization, the Company actively seeks to maintain the Bank as a “well capitalized” institution in accordance with regulatory standards. Total equity of Osage Bancshares, Inc. was $30.6 million at June 30, 2008, or 19.5% of total assets on that date. As of June 30, 2008, the Bank exceeded all capital requirements of the Office of Thrift Supervision. The Bank’s regulatory capital ratios at June 30, 2008 were as follows: core capital – 14.20%; Tier I risk-based capital – 26.60%; and total risk-based capital – 27.11%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

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

Recent Accounting Pronouncements

In March 2006 and updated in September 2006, The Emerging Issues Task Force released Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue deals with whether the postretirement benefit associated with an endorsement split-dollar arrangement is effectively settled in accordance with either FASB Statement 106 or APB Opinion 12 upon entering into such arrangement. The EITF reached a consensus that employers actually incur a liability for the death benefit associated with these types of policies, even though the insurance company undertakes the legal obligation to provide a benefit to individuals insured under these arrangements. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements and is effective for the Company beginning July 1, 2008. The adoption of this Statement will not have a material adverse effect on the Company’s financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Statement No. 159 is effective for the Company beginning July 1, 2008. The adoption of this Statement will not have a material adverse effect on the Company’s financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on under recognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company adopted FIN 48 effective July 1, 2007. The adoption of the interpretation has not had a material impact to the Company’s results of operations or financial condition.

In January 2007, the FASB issued an exposure draft – Disclosures about Derivative Instruments and Hedging Activities. This exposure draft would amend and expand the disclosure requirements in SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities. The FASB issued this proposed Statement to address concerns that the existing disclosure requirements for derivative instruments and related hedged items do not provide adequate information on the effect that derivative activities have on an entity’s overall consolidated financial condition or results of operations. Specific disclosure requirements are outlined in the proposed Statement. At this time, the FASB continues its deliberations regarding this exposure draft and has not adopted the final Statement. The Company continues to monitor the exposure draft to determine the impact, if any, on the consolidated financial condition or results of operations of the Company.

In November 2007, the Securities and Exchange Commission Staff issued Staff Accounting Bulletin (“SAB”) No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings. This SAB supersedes the guidance previously issued in SAB No. 105, Application of Accounting Principles to Loan Commitments. SAB No. 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB No. 109 is effective for the Company on January 1, 2008 and does not have a material effect on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations. SFAS No. 141(revised) retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for business combinations, but broadens the scope of Statement 141 and contains improvements to the application of this method. The Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. SFAS No. 141 (revised) applies to business combinations occurring after January 1, 2009.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23 – Issues Involving the Application of the Shortcut Method Under Paragraph 68. This Implementation Issue amends the accounting and reporting requirements of paragraph 68 of Statement 133 (the shortcut method) to address certain practice issues. It addresses a limited number of issues that have caused implementation difficulties in the application of paragraph 68 of Statement 133. The objective is to improve financial reporting related to the shortcut method to increase comparability in financial statements. This pronouncement is effective for hedging relationships designated on or after January 1, 2008 and did not have a material effect on the Company’s financial position or results of operations.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, as of June 30, 2008, the Company’s internal control over financial reporting was effective.

This annual report on Form 10-K does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Mark S. White	/s/ Sue Allen Smith
Mark S. White	Sue Allen Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer

F-1

[THIS PAGE INTENTIONALLY LEFT BLANK]

                                                 F-2

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Osage Bancshares, Inc.

Pawhuska, Oklahoma

We have audited the accompanying consolidated balance sheets of Osage Bancshares, Inc. as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Bancshares, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Joplin, Missouri

September 24, 2008

F-3

Osage Bancshares, Inc.

Consolidated Balance Sheets

June 30, 2008 and 2007

Assets
	2008	2007

Cash and due from banks	$2,027,328	$1,338,149
Interest bearing deposits with banks	466,055	823,671
Federal funds sold	5,297,000	2,808,000

Cash and cash equivalents	7,790,383	4,969,820

Available-for-sale securities	19,439,486	15,911,147
Held-to-maturity securities	14,642,340	6,962,431
Loans, net	105,977,860	88,721,198
Loans held for sale	455,400	—
Premises and equipment	1,957,457	1,455,651
Foreclosed assets held for sale	63,444	43,123
Interest receivable	691,128	476,381
Federal Home Loan Bank stock, at cost	1,883,100	1,808,300
Deferred income taxes	262,351	25,591
Bank owned life insurance	2,243,926	2,163,928
Goodwill	913,704	—
Core deposit intangibles	283,017	—
Other	169,064	146,633

Total assets	$156,772,660	$122,684,203

Liabilities and Stockholders’ Equity
Liabilities
Deposits	$102,355,155	$72,703,614
Federal Home Loan Bank advances	21,300,000	13,000,000
Advances from borrowers held in escrow	817,327	761,165
Accrued interest and other liabilities	1,132,501	680,133

Total liabilities	125,604,983	87,144,912

Commitments and Contingencies	—	—

Equity Received from Contributions to the ESOP (65,497 shares at June 30, 2008 and 42,640 shares at June 30, 2007)	554,634	341,229

Stockholders’ Equity
Preferred stock, $.01 par value (5,000,000 shares authorized; none outstanding)	—	—
Common stock, $.01 par value (20,000,000 shares authorized; 3,236,145 and 3,603,590 shares issued and outstanding at June 30, 2008 and June 30, 2007, respectively, net of 288,000 allocated and unallocated ESOP shares)	29,481	33,156
Additional paid-in capital	26,850,729	27,255,732
Retained earnings	3,795,873	8,154,032
Accumulated other comprehensive loss	(63,040)	(244,858)

Total stockholders’ equity	30,613,043	35,198,062

Total liabilities and stockholders’ equity	$156,772,660	$122,684,203

See Notes to Consolidated Financial Statements	F-4

Osage Bancshares, Inc.

Consolidated Statements of Income

Years Ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Interest Income
Loans	$6,433,965	$5,477,688	$4,589,822
Available-for-sale securities	799,476	830,886	720,171
Held-to-maturity securities	389,616	331,090	403,053
Deposits with other financial institutions	328,120	269,040	32,033
Other	75,246	97,553	76,492
Total interest income	8,026,423	7,006,257	5,821,571

Interest Expense
Deposits	2,878,196	2,293,825	1,522,070
Advances from Federal Home Loan Bank	695,432	1,042,346	1,292,018
Total interest expense	3,573,628	3,336,171	2,814,088

Net Interest Income	4,452,795	3,670,086	3,007,483

Provision for Loan Losses	20,000	10,000	27,000

Net Interest Income After Provision for Loan Losses	4,432,795	3,660,086	2,980,483

Noninterest Income
Service charges on deposit accounts	364,378	382,936	397,443
Other service charges and fees	74,949	70,225	64,797
Gain on sale of mortgage loans	68,843	11,710	38,878
Net loan servicing fees	68,119	48,469	31,422
Other income	184,247	152,360	126,184
Total noninterest income	760,536	665,700	658,724

Noninterest Expense
Salaries and employee benefits	2,051,997	1,728,502	1,630,019
Net occupancy expense	325,407	263,261	266,218
Deposit insurance premium	10,457	8,679	8,455
Other operating expenses	1,078,812	862,792	763,403
Impairment charge on investment securities	1,357,236	—	—
Total noninterest expense	4,823,909	2,863,234	2,668,095

Income Before Income Taxes	369,422	1,462,552	971,112

Provision for Income Taxes	152,134	522,596	344,655

Net Income	$217,288	$939,956	$626,457

Basic Earnings Per Share	$.07	$.28	$.19

Diluted Earnings Per Share	$.07	$.28	$.19

Cash Dividends Paid Per Share	$.340	$.320	$.959

See Notes to Consolidated Financial Statements	F-5

Osage Bancshares, Inc.

Consolidated Statements of Stockholders’ Equity

Years Ended June 30, 2008, 2007 and 2006

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total

Balance, July 1, 2005	2,232,639	$222,656	$5,275,189	$8,229,727	$(143,714)	$13,583,858

Net income	—	—	—	626,457	—	626,457
Change in unrealized depreciation on available-for-sale securities, net of taxes of $69,696	—	—	—	—	(113,714)	(113,714)
Total comprehensive income						512,743

Dividends paid	—	—	—	(984,033)	—	(984,033)
Proceeds from the exercise of stock options	5,704	570	128,593	—	—	129,163
Allocation of ESOP shares	7,340	—	—	—	—	—
Tax benefits from employees’ stock option and Restricted Stock Plans	—	—	10,368	—	—	10,368
Purchase of shares for Restricted Stock Plan, net of amortization (15,526 shares)	—	—	(123,990)	—	—	(123,990)

Balance, June 30, 2006	2,245,683	223,226	5,290,160	7,872,151	(257,428)	13,128,109

Net income	—	—	—	939,956	—	939,956
Change in unrealized depreciation on available-for-sale securities, net of taxes of $7,705	—	—	—	—	12,570	12,570
Total comprehensive income	—	—				952,526

Dividends paid	—	—	—	(658,075)	—	(658,075)
Net proceeds from sale of common stock, including par value change from $0.10 to $0.01	1,095,282	(190,106)	21,772,620	—	—	21,582,514
Proceeds from the exercise of stock options	3,590	36	27,571	—	—	27,607
Allocation of ESOP shares	13,675	—	—	—	—	—
Tax benefits from ESOP, employees’ stock option, and restricted stock plans	—	—	34,672	—	—	34,672
Amortization of restricted stock and stock option plans net of shares withheld	—	—	130,709	—	—	130,709

Balance, June 30, 2007	3,358,230	33,156	27,255,732	8,154,032	(244,858)	35,198,062

Net income	—	—	—	217,288	—	217,288
Change in unrealized depreciation on available-for-sale securities, net of taxes of ($404,313)	—	—	—	—	(659,668)	(659,668)
Reclassification of impairment charge included in net loss, net of taxes of $515,750	—	—	—	—	841,486	841,486
Total comprehensive income	—	—				399,106

Dividends paid	—	—	—	(1,148,205)	—	(1,148,205)
Allocation of ESOP shares	22,857	—	22,599	—	—	22,599
Tax benefits from ESOP, employees’ stock option, and restricted stock plans	—	—	—	(3,427,242)	—	(3,430,917)
Shares repurchased under stock buyback plans	(367,445)	(3,675)	(661,839)	—	—	(661,839)
Shares purchased for restricted stock plans	—	—
Amortization of restricted stock and stock option plans net of shares withheld	—	—	234,237	—	—	234,237

Balance, June 30, 2008	3,013,642	$29,481	$26,850,729	$3,795,873	$(63,040)	$30,613,043

See Notes to Consolidated Financial Statements		F-6				F-7

Osage Bancshares, Inc.

Consolidated Statements of Cash Flows

Years Ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Operating Activities
Net income	$217,288	$939,956	$626,457
Items not requiring (providing) cash
Depreciation	141,078	93,095	100,296
Provision for loan and foreclosed asset losses	10,000	20,000	27,000
Amortization of securities, market value adjustment, and originated mortgage servicing rights	40,030	80,260	115,234
Restricted stock plan and option expense	237,786	137,351	137,351
Deferred income taxes	(534,288)	14,496	(69,890)
Other than temporary impairment on available-for-sale securities	1,357,236	—	—
Gain on sale of mortgage loans	(68,843)	(11,710)	(38,878)
Gain on sale of foreclosed assets held for sale	(599)	(11,085)	(19,357)
Dividends on available-for-sale mutual funds	(623,699)	(631,262)	(485,005)
Stock dividends on Federal Home Loan Bank stock	(74,800)	(97,300)	(76,100)
Loss on disposal of premises and equipment	—	2,166	—
Increase in cash surrender value of bank owned life insurance	(79,998)	(77,051)	(75,105)
Originations of loans held for delivery against commitments	(7,973,195)	(1,342,090)	(4,926,870)
Proceeds from nonrecourse sale of loans held for delivery against commitments	7,548,187	1,502,166	4,790,250
Allocation of Employee Stock Ownership Plan shares	213,405	177,759	94,073
Tax benefits of employee plans	22,599	34,671	—
Changes in
Interest receivable	(145,347)	(45,771)	(76,094)
Other assets	(11,521)	(29,264)	(9,994)
Accrued interest and other liabilities	353,743	179,854	63,018
Net cash provided by operating activities	629,062	936,241	176,386

Investing Activities
Net change in loans	(15,430,823)	(10,898,414)	(12,713,778)
Purchase of bank, net of cash acquired	3,912,442	—	—
Purchase of held-to-maturity securities	(5,411,091)	—	—
Purchases of premises and equipment	(419,803)	(395,522)	(21,278)
Purchase of Federal Home Loan Bank stock	—	—	(552,400)
Proceeds from sale of foreclosed assets	49,188	102,406	116,787
Purchases of available-for-sale securities	(5,302,687)	—	(5,937,220)
Proceeds from maturities and paydowns of held-to-maturity securities	1,219,520	1,259,653	3,154,741
Proceeds from maturities and paydowns of available-for-sale securities	1,323,224	2,545,803	3,178,912

Net cash used in investing activities	(20,060,030)	(7,386,074)	(12,774,236)

See Notes to Consolidated Financial Statements	F-8

Osage Bancshares, Inc.

Consolidated Statements of Cash Flows (continued)

Years Ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Financing Activities
Net increase (decrease) in demand, money market, NOW and savings deposits	$3,533,110	$(2,387,771)	$(2,320,300)
Net increase in certificates of deposit	15,606,769	10,781,651	4,546,237
Net increase (decrease) in Federal Home Loan Bank short-term borrowings	1,800,000	(20,850,000)	12,200,000
Proceeds from Federal Home Loan Bank advances	8,500,000	2,000,000	3,000,000
Repayments of Federal Home Loan Bank advances	(2,000,000)	(1,500,000)	(3,500,000)
Net increase (decrease) in advances from borrowers held in escrow	56,162	(24,648)	30,886
Net proceeds from sale of common stock	—	21,495,520	—
Payment of dividends (net of restricted stock dividends)	(1,148,205)	(658,075)	(984,033)
Shares purchased and withheld for restricted stock plans	(665,388)	(6,643)	(223,356)
Repurchase of shares under stock buyback plans	(3,430,917)	—	—
Proceeds from exercise of stock options	—	27,607	79,387
Cash injection from Osage Federal MHC	—	86,996	—
Net cash provided by financing activities	22,251,531	8,964,637	12,828,821

Increase in Cash and Cash Equivalents	2,820,563	2,514,804	230,971

Cash and Cash Equivalents, Beginning of Year	4,969,820	2,455,016	2,224,045

Cash and Cash Equivalents, End of Year	$7,790,383	$4,969,820	$2,455,016

Supplemental Cash Flows Information

Real estate and other assets acquired in settlement of loans	$62,106	$102,851	$125,831

Interest paid	$3,545,423	$3,318,660	$2,817,880

Income taxes paid	$748,864	$451,983	$398,764

Mutual fund dividends reinvested	$623,699	$631,262	$485,005

See Notes to Consolidated Financial Statements	F-9

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

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

Reorganization

On January 17, 2007, Osage Federal MHC (the MHC) completed its reorganization into stock form and the Company succeeded to the business of the MHC’s former federal mid-tier holding company subsidiary, Osage Federal Financial, Inc., which ceased to exist. Each outstanding share of common stock of Osage Federal Financial, Inc. was converted into 1.5739 shares of common stock of the Company. As part of the transaction, the Company sold a total of 2,513,880 shares to the public at $10 per share, including 201,828 shares purchased by the Company’s employee stock ownership plan with funds borrowed from the Company. The Company, which is a state-chartered corporation, owns 100% of the Bank.

At June 30, 2008 and 2007, the consolidated financial statements of the Company included those of the Bank. All intercompany items have been eliminated. Prior to consummation of the reorganization, the Company had no assets or liabilities. For periods prior to January 17, 2007, the Company’s financial statements consist of those of Osage Federal Financial, Inc. Earnings per share calculations and other references to stock, such as Note 11, have been restated as if the reorganization occurred at the beginning of the accounting periods presented.

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

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over a seven-year period. Such assets will be periodically evaluated as to the recoverability of their carrying value.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders’ equity. If securities are determined to be other-than-temporarily impaired, the unrealized loss is recorded in the income statement, with a corresponding income tax effect.

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

Loans

Loans that management has the intent and ability to hold until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

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

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Buildings and improvements, furniture, fixtures, and equipment, and automobiles are depreciated using the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and improvements	5-40 years
Furniture, fixtures, and equipment	3-10 years
Automobiles	5 years

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. At June 30, 2008, the Bank held 18,831 shares with a cost of $1,883,100 and at June 30, 2007, the Bank held 18,083 shares with a cost of $1,808,300.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

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

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are type of loan, contractual maturity and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

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

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2008 and 2007 were $314,000 and $103,000, respectively.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Stockholders’ Equity

The Company is chartered in the state of Maryland. Under Maryland law, there is no concept of “Treasury Shares”. Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2:	Securities

The amortized cost and approximate fair values of securities are as follows:

Available-for-Sale Securities

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value
Mutual fund consisting primarily of mortgage securities	$12,325,633	$—	$—	$12,325,633
Mortgage-backed securities and collateralized mortgage securities	7,215,526	1,298	(102,971)	7,113,853
	$19,541,159	$1,298	$(102,971)	$19,439,486

	June 30, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value
Mutual fund consisting primarily of mortgage securities	$13,059,170	$—	$(369,290)	$12,689,880
Mortgage-backed securities and collateralized mortgage securities	3,246,907	3,635	(29,275)	3,221,267
	$16,306,077	$3,635	$(398,565)	$15,911,147

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

During the year ended June 30, 2008, the Company recognized an other-than-temporary impairment on its investment in the Shay Ultra-Short Mortgage Fund. The impairment was approximately $1,357,000 ($841,000 on an after-tax basis), and is included in other operating expense on the income statement. During fiscal 2008, management evaluated their investment in the Fund and the unrealized loss that had accumulated on the investment. Rating agency downgrades of the underlying mortgage-related securities held in the Fund had significantly decreased the net asset value of the Fund. In May 2008, the manager of the Fund informed the Company that the “redemption in kind” feature of the Fund had been activated, meaning that any investor in the Fund wanting to redeem its investment in the Fund would receive payment mostly in the form of the securities held in the Fund’s portfolio in the amount of its representative interest in the securities held by the Fund, rather than in the form of cash. It is the policy of the Fund to pay cash in an amount not to exceed $250,000 over a ninety-day period to each investor requesting redemption. The Company determined that, at that time, it would continue to hold its investment in the Fund instead of taking a redemption in kind. In light of the continuing decline in the fair value of the Fund, the securities downgrades and the activation of the redemption in kind feature, the Company’s Board of Directors determined that the impairment in the value of the Fund was other-than-temporary, and accordingly recognized the impairment, totaling $1,357,000, through a charge to the income statement. On June 20, 2008, the Company issued an 8K statement to the SEC regarding the impairment. The impairment was recognized based upon the fair market value of the investment as of June 30, 2008, and the Company has established a new cost basis of the investment as of that date.

Held-to-Maturity Securities

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

Government agency securities	$2,269,360	$17,157	$—	$2,286,517
Municipal securities	1,183,353	17,596	(5,239)	1,195,710
Mortgage-backed securities and collateralized mortgage obligations	11,189,627	8,388	(590,948)	10,607,067

	$14,642,340	$43,141	$(596,187)	$14,089,294

June 30, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

Mortgage-backed securities and collateralized mortgage obligations	$6,962,431	$2,657	$(374,999)	$6,590,089

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA.

The amortized cost and fair value of held-to-maturity securities at June 30, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Held-to-Maturity Securities

	June 30, 2008
	Amortized
	Cost	Fair Value

Within one year	$100,000	$100,127
One to five years	2,410,000	2,428,298
Five to ten years	393,960	403,963
Over ten years	548,753	549,839
	3,452,713	3,482,227
Mortgage-backed securities and collateralized mortgage obligations	11,189,627	10,607,067

	$14,642,340	$14,089,294

The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to approximately $24,945,000 and $7,069,000 at June 30, 2008 and 2007, respectively. The approximate fair value of pledged securities and overnight funds amounted to approximately $24,544,000 and $6,759,000 at June 30, 2008 and 2007, respectively.

Included in held-to-maturity securities at June 30, 2008 and 2007, are certain collateralized mortgage obligations with an amortized cost of $1,996,000 and $3,594,100, respectively, and a fair value of $1,894,000 and $3,360,400, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities.

The Bank had no sales of available-for-sale or held-to-maturity securities during the years ended June 30, 2008 and 2007.

Fair values of certain investments in mortgage-backed and mutual fund securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2008 and 2007 was $15,091,393 and $21,709,631, which is approximately 45.1% and 96.5%, respectively of the Bank’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from the inverted rate curve in the market.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

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

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2008 and 2007.

	June 30, 2008
	Less than 12 Months		12 Months or More		Total
Description of		Unrealized		Unrealized		Unrealized
Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Mortgage-backed securities	$7,710,638	$(455,401)	$6,986,664	$(238,518)	$14,697,302	$(693,919)
Municipal securities	394,091	(5,239)	—	—	394,091	(5,239)

Total temporarily impaired securities	$8,104,729	$(460,640)	$6,986,664	$(238,518)	$15,091,393	$(699,158)

	June 30, 2007
	Less than 12 Months		12 Months or More		Total
Description of		Unrealized		Unrealized		Unrealized
Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Mortgage-backed securities	$58,154	$(652)	$8,961,597	$(403,622)	$9,019,751	$(404,274)
Mutual fund consisting primarily of mortgage securities	—	—	12,689,880	(369,290)	12,689,880	(369,290)

Total temporarily impaired securities	$58,154	$(652)	$21,651,477	$(772,912)	$21,709,631	$(773,564)

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 3:	Loans and Allowance for Loan Losses

Categories of loans include:

	2008	2007
First mortgage loans (principally conventional)
Principal balances
Secured by one-to four-family residences	$66,908,882	$61,986,343
Secured by other properties	18,335,005	11,957,074
Construction loans	7,288,133	2,817,627
	92,532,020	76,761,044
Less
Undisbursed portion of construction loans	3,934,739	1,473,797
Net deferred loan origination fees	88,913	84,944
	4,023,652	1,558,741
Total first mortgage loans	88,508,368	75,202,303

Consumer and other loans
Principal balances
Automobile	5,860,009	5,184,249
Savings	662,091	812,561
Second mortgage	5,015,207	4,419,505
Manufactured home	262,092	273,616
Commercial	3,543,891	1,740,125
Other	2,556,558	1,491,241
Total consumer and other loans	17,899,848	13,921,297

Total loans	106,408,216	89,123,600
Less allowance for loan losses	430,356	402,402

	$105,977,860	$88,721,198

Activity in the allowance for loan losses was as follows:

	2008	2007	2006

Balance, beginning of year	$402,402	$399,701	$393,475
Provision charged to expense	20,000	10,000	27,000
Transfer from bank acquisition	23,738	—	—
Losses of $18,031, $17,099, and $21,074 charged off, net of recoveries of $2,247 for 2008, $9,800 for 2007 and $300 for 2006, respectively	(15,784)	(7,299)	(20,774)

Balance, end of year	$430,356	$402,402	$399,701

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Impaired loans totaled approximately $138,300 and $101,300 at June 30, 2008 and 2007, respectively. An allowance for loan losses of $0 and $2,000 relates to impaired loans at June 30, 2008 and 2007, respectively.

Interest of approximately $ 9,000, $6,000 and $6,000 was recognized in the years ended June 30, 2008, 2007 and 2006, respectively, on average impaired loans of approximately $120,000, $113,000 and $159,000 for 2008, 2007 and 2006, respectively. Interest of approximately $7,600, $5,000 and $5,100 was recognized in the years ended June 30, 2008, 2007 and 2006, respectively, on impaired loans on a cash basis during 2008, 2007 and 2006.

Non-accrual loans at June 30, 2008 and 2007 were $42,024 and $13,479, respectively. There were no loans past due greater than 90 days and still accruing interest at June 30, 2008 or 2007.

Note 4:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $40,109,100 and $38,694,308, at June 30, 2008 and 2007, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $409,000 and $386,000 at June 30, 2008 and 2007, respectively.

Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled “Other.” Activity in mortgage servicing rights as follows:

	2008	2007	2006

Balance, beginning of year	$44,388	$88,911	$144,553
Servicing rights capitalized	38,451	7,134	19,998
Amortization of servicing rights	(27,542)	(51,657)	(75,640)
Valuation allowance	—	—	—

Balance, end of year	$55,297	$44,388	$88,911

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

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 5:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2008	2007

Land	$133,778	$126,594
Buildings and improvements	2,481,339	1,896,419
Furniture, fixtures and equipment	1,001,994	832,230
Automobiles	55,727	55,727
	3,672,838	2,910,970
Less accumulated depreciation	1,715,381	1,455,319

Net premises and equipment	$1,957,457	$1,455,651

Note 6:	Income Taxes

The provision for income taxes consists of:

	2008	2007	2006

Taxes currently payable	$686,422	$508,100	$414,545
Deferred income taxes	(534,288)	14,496	(69,890)

Income tax expense	$152,134	$522,596	$344,655

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2008	2007	2006

Computed at the statutory rate (34%)	$125,407	$497,266	$330,178
Increase (decrease) resulting from
Nontaxable interest income, net of nondeductible interest expense	(13,599)	(9,514)	(3,635)
Nontaxable increase in cash value of bank-owned life insurance	(27,199)	(26,197)	(25,536)
Nondeductible meals and entertainment costs	3,264	3,268	3,170
State income taxes – net of federal tax benefit	10,396	52,155	33,962
Nondeductible stock option expense	22,500	12,915	12,915
Nondeductible portion of other employee benefits	38,995	—	—
Other	(7,630)	(7,297)	(6,399)

Actual tax expense	$152,134	$522,596	$344,655

Effective tax rate	41.2%	35.7%	35.5%

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

	2008	2007
Deferred tax assets
Allowance for loan losses	$163,535	$152,153
Benefit plan accruals	342,357	166,198
Nonaccrual loan interest	921	135
Foreclosed assets reserve	—	3,800
Other-than-temporary impairment on investment securities	515,750	—
Unrealized depreciation on available-for-sale securities	38,636	150,073
	1,061,199	472,359
Deferred tax liabilities
Originated mortgage servicing rights	(21,341)	(17,196)
Federal Home Loan Bank stock dividends	(252,396)	(223,972)
Accumulated depreciation	(162,781)	(126,993)
Benefit plan deductions	(175,621)	(77,021)
Market valuation adjustments on bank acquisition	(185,730)	—
Other	(979)	(1,586)
	(798,848)	(446,768)

Net deferred tax asset	$262,351	$25,591

Retained earnings at June 30, 2008 and 2007, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2008 and 2007.

Note 7:	Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	2008	2007

Demand and NOW accounts, including noninterest bearing deposits of $7,677,957 at June 30, 2008 and $4,177,442 at June 30, 2007	1.42% -1.15%	$20,872,795	$12,447,963
Money market	1.49% - 1.50%	5,082,850	5,194,564
Passbook savings	.79% -.79%	5,696,275	3,553,535
		31,651,920	21,196,062

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

	Weighted Average Interest Rate	2008	2007
Certificates of deposit
1% to 1.99%		$10,017,771	$2,198,718
2% to 2.99%		6,101,982	3,749,053
3% to 3.99%		16,321,246	5,838,105
4% to 4.99%		20,295,107	23,392,278
5% to 5.99%		17,967,129	16,329,398
		70,703,235	51,507,552

		$102,355,155	$72,703,614

The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $37,914,514 and $22,761,267 at June 30, 2008 and 2007, respectively. Certificates of deposit in excess of $100,000 and retirement accounts in excess of $250,000 are not federally insured.

At June 30, 2008, scheduled maturities of certificates of deposit are as follows:

	2009	2010	2011	2012	2013

1% to 1.99%	$9,835,515	$182,256	$—	$—	$—
2% to 2.99%	5,862,166	133,294	106,522	—	—
3% to 3.99%	12,419,281	1,058,773	533,285	489,023	1,820,884
4% to 4.99%	14,482,045	2,038,618	1,020,223	1,106,983	1,647,238
5% to 5.99%	4,564,669	11,988,595	309,248	528,612	576,005

	$47,163,676	$15,401,536	$1,969,278	$2,124,618	$4,044,127

Interest expense on deposits is summarized as follows:

	2008	2007	2006

Money market	$74,801	$93,322	$98,445
Passbook savings	32,363	34,243	31,531
NOW	93,204	66,659	91,593
Certificates of deposit	2,677,828	2,099,601	1,300,501

	$2,878,196	$2,293,825	$1,522,070

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 8:	Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank consist of the following:

	2008		2007
		Weighted Average		Weighted Average
Due In	Amount	Interest Rate	Amount	Interest Rate

2008	$—	0.00%	$2,000,000	3.75%
2009	5,600,000	3.61%	2,000,000	4.31%
2010	1,800,000	3.72%	1,000,000	4.22%
2011	3,550,000	4.56%	2,000,000	4.63%
2012	3,800,000	4.02%	2,000,000	4.33%
2013	5,550,000	4.02%	3,000,000	4.80%
2014 and later	1,000,000	5.20%	1,000,000	5.20%

	$21,300,000	4.11%	$13,000,000	4.45%

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

As of June 30, 2008, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)
As of June 30, 2008
Total Risk-Based Capital
(to Risk-Weighted Assets)	$22,548	27.11%	$6,654	³ 8.0%	$8,317	³ 10.0%
Tier I Capital
(to Risk-Weighted Assets)	$22,118	26.60%	$3,327	³ 4.0%	$4,989	³ 6.0%
Tier I Capital
(to Adjusted Tangible Assets)	$22,118	14.20%	$6,230	³ 4.0%	$7,788	³ 5.0%
Tangible Capital
(to Adjusted Tangible Assets)	$22,118	14.20%	$2,336	³ 1.5%	N/A	N/A

As of June 30, 2007
Total Risk-Based Capital
(to Risk-Weighted Assets)	$23,666	37.13%	$5,100	³ 8.0%	$6,375	³ 10.0%
Tier I Capital
(to Risk-Weighted Assets)	$23,266	36.50%	$2,550	³ 4.0%	$3,825	³ 6.0%
Tier I Capital
(to Adjusted Tangible Assets)	$23,266	18.89%	$4,927	³ 4.0%	$6,159	³ 5.0%
Tangible Capital
(to Adjusted Tangible Assets)	$23,266	18.89%	$1,847	³ 1.5%	N/A	N/A

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

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the Office of Thrift Supervision at least thirty days before making a capital distribution. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of the Office of Thrift Supervision; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution’s net income for that year to date plus the institution’s retained net income for the preceding two years; (iii) it would not be adequately capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the Office of Thrift Supervision or applicable regulations. At June 30, 2008, the Bank had approximately $1.2 million available for dividends that it could pay to the Company without prior regulatory approval.

A reconciliation of the Bank’s equity under generally accepted accounting principles to regulatory capital shown above is as follows:

	2008	2007
	(In Thousands)

GAAP equity	$23,258	$23,025
Plus (Less):
Net unrealized losses on equity securities	63	245
Goodwill and other intangible assets	(1,197)	—
Disallowed servicing assets	(6)	(4)
Tangible capital	22,118	23,266
Plus:
General allowance for losses	430	400

Total Risk-Based Capital	$22,548	$23,666

Note 10:	Pension Plan

The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee’s contribution on the first 3%, and 50% on the next 2%, of the employee’s compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2008, 2007 and 2006 were approximately $39,000, $34,000 and $32,000, respectively.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 11:	Employee Stock Plans

Employee Stock Ownership Plan

As part of the conversion in March 2004, Osage Federal Financial, Inc., (OFFO) the prior mid-tier holding company of the Bank, established an ESOP covering substantially all employees of OFFO. The ESOP acquired 54,751 shares of OFFO common stock at $10.00 per share in the conversion (on a restated basis, 86,172 shares of Osage Bancshares, Inc. stock) with funds provided by a loan from OFFO at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP was initially shown as a reduction of stockholders’ equity. In the stock offering on January 17, 2007, the Company (Osage Bancshares, Inc.) added to those shares, and the ESOP acquired an additional 201,828 shares of the Company’s stock. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as a reduction in debt. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the years ended June 30, 2008, 2007 and 2006 was $148,296, $129,750 and $81,091, respectively.

A recap of ESOP shares at June 30, 2008 and 2007 is as follows (restated for the reorganization on January 17, 2007):

	June 30,	June 30,
	2008	2007

Allocated shares	65,497	42,640
Shares committed to be released		—
Unallocated shares	222,503	245,360

Total ESOP shares	288,000	288,000

Fair value of unallocated shares	$2,147,540	$2,075,746

The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary’s termination or after retirement. At June 30, 2008 and 2007, there were 259 and 254 outstanding shares, respectively, held by former employees that are subject to an ESOP-related repurchase option.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Stock Option and Restricted Stock Plans

On November 17, 2004, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Bancshares, Inc. 2004 Stock Option Plan (the 2004 Plan). The purpose of the Plan is to attract and retain qualified personnel for positions of substantial responsibility, and to provide additional incentive to certain officers, directors and other employees. 179,524 options were approved and 161,562 options were granted. The Company is applying FAS 123(R) to account for the stock option plan. The shareholders also approved the Osage Federal Bank 2004 Restricted Stock Plan (the RSP). The purpose of the RSP is to reward and retain personnel of experience and ability in key positions of responsibility, including officers, directors and other employees. The purchase of up to 71,806 shares was approved and 64,614 shares were granted.

On November 21, 2007, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan (the 2007 Plan). The purpose of the 2007 Plan is the same as the original 2004 Plan and RSP. 180,474 options were approved, and 176,935 options were granted effective December 21, 2007. The purchase of up to 72,190 shares was approved and 70,770 were granted effective December 21, 2007.

For the 2004 Plan, options are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. For the 2007 Plan, options are granted with an exercise price equal to the market price of the Company’s stock at the date of vesting, but not less than $10.00 per share. Under all the Plans, awards vest 20% annually based on 5 years of continuous service. The option awards have 10-year contractual terms. Option and share awards provide for accelerated vesting if there is a change in control as defined in the 2004 Plan, RSP, and 2007 Plan.

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

June 30,
2008

Expected volatility	27%
Weighted average volatility	27%
Expected dividends	4%
Expected term (in years)	6
Risk-free interest rate	3.57%

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

The weighted-average grant-date fair value of stock options granted during the year ended June 30, 2008 was $1.37. The total intrinsic value of options exercised during the years ended June 30, 2007 and 2006 was $7,900 and $13,500, respectively. No options were exercised during the 2008 fiscal year.

A summary of option activity under the 2004 and 2007 Plans as of June 30, 2008, 2007 and 2006 and changes during the years is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at July 1, 2005	161,562	$7.69	9 years, 6 months
Granted	—	0.00
Exercised	8,975	7.69

Outstanding at July 1, 2006	152,587	7.69	8 years, 6 months
Granted	—	0.00
Exercised	3,590	7.69

Outstanding at July 1, 2007	148,997	7.69	7 years, 6 months	$114,728
Granted	176,935	10.00
Exercised	—	0.00

Outstanding at June 30, 2008	325,932	$8.94	8 years, 2 months	$292,034

Exercisable at June 30, 2008	84,370	$7.69		$165,365

A summary of the status of the Company’s nonvested shares as of June 30, 2008, and changes during the year ended June 30, 2008, is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value

Nonvested, beginning of year	96,939	$7.69
Granted	176,935	10.00
Vested	32,312	7.69
Forfeited	—	0.00

Nonvested, end of year	241,562	$8.94

As of June 30, 2008, there was $267,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2004 Plan and the options portion of the 2007 Plan. That cost is expected to be recognized over a weighted-average period of 3.8 years. The total fair value of shares vested during the year ended June 30, 2008, was $290,805.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Expense recognized for the stock option plans and the restricted stock plans was $66,176 and $194,433, respectively for the year ended June 30, 2008. This includes $22,823 of dividends for unearned shares in the restricted stock plans which are accounted for as compensation expense.

Expense recognized for the stock option plan and the restricted stock plan was $37,986 and $114,261, respectively for the year ended June 30, 2007. This includes $14,896 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.

Note 12:	Other Operating Expenses

Other operating expenses consist of the following:

	2008	2007	2006

Bank charges	$76,630	$78,004	$83,806
Professional services	204,800	128,404	121,011
Postage	53,848	46,216	45,057
Telephone	21,213	17,344	16,447
Operating supplies	42,935	32,912	31,888
Insurance	19,333	16,667	13,143
Data processing	156,592	134,007	115,470
Advertising and public relations	162,207	105,570	81,691
Donations	3,025	4,691	7,659
Directors’ fees	86,600	76,400	76,400
OTS assessments	50,359	41,758	34,614
Other	201,270	180,819	136,217

	$1,078,812	$862,792	$763,403

Note 13:	Disclosures about the Fair Value of Financial Instruments

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

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,790,383	$7,790,383	$4,969,820	$4,969,820
Available-for-sale securities	19,439,486	19,439,486	15,911,147	15,911,147
Held-to-maturity securities	14,642,340	14,089,294	6,962,431	6,590,089
Loans, net	105,977,860	107,979,619	88,721,198	89,003,988
Interest receivable	691,128	691,128	476,381	476,381
Federal Home Loan Bank stock	1,883,100	1,883,100	1,808,300	1,808,300

Financial liabilities
Deposits	102,355,155	103,356,810	72,703,614	72,403,268
Accrued interest payable	57,684	57,684	29,479	29,479
Federal Home Loan Bank advances	21,300,000	21,230,513	13,000,000	12,611,239

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

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

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

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Note 14:	Earnings Per Share

Earnings per share (EPS) were computed as follows for the years ended June 30, 2008 and 2007.

	Years Ended
	2008	2007	2006

Net income	$217,288	$939,956	$626,457

Average common shares outstanding	3,190,344	3,303,551	3,283,209

Average diluted common shares outstanding	3,204,031	3,336,665	3,292,893

Basic earnings per share	$.07	$.28	$.19

Fully diluted earnings per share	$.07	$.28	$.19

Note 15:	Acquisitions

The Bank acquired the common stock of Barnsdall State Bank effective at the close of business April 1, 2008. No proformas are presented for the acquisition, as the total assets and equity were less than 10% of the Company’s assets on the date of the acquisition. The acquisition was accounted for as a purchase, with results of operations included in the consolidated results of the Company beginning April 1, 2008. Fair market value adjustments were made to held-to-maturity securities, loans, fixed assets, certificates of deposits, and core deposits, with the difference between the purchase price and fair market values of all net assets acquired being recorded as goodwill. The only significant intangible asset acquired was the core deposit base, which has a useful life of approximately seven years and will be amortized using the straight-line method. Goodwill recognized in the transaction was $913,704. The fair market value adjustments are netted against the categories of assets or liabilities that they affect in the balance sheet. Amortization or accretion of these adjustments are shown as adjustments to interest income and expense items, as well as non-interest expense.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 16:	Related Party Transactions

At June 30, 2008 and 2007, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates. These loans are summarized as follows:

	June 30,	June 30,
	2008	2007

Balance, beginning of year	$430,000	$451,000
New loans	16,000	37,000
Payments	(54,000)	(58,000)

Balance, end of year	$392,000	$430,000

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

Note 17:	Deferred Compensation Agreements

The Company has deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for the years ended June 30, 2008, 2007 and 2006 was $90,564, $80,502 and $71,056, respectively.

Note 18:	Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in Notes 1 and3. Current vulnerabilities due to certain concentrations of credit risk are discussed in Note 19.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 19:	Commitments and Credit Risk

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

At June 30, 2008 and 2007, the Company had outstanding commitments to originate loans aggregating approximately $7,900,000 and $2,820,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at June 30, 2008 at fixed rates of interest were approximately $7,340,000, with the remainder at floating market rates. All loan commitments at June 30, 2007 were at fixed rates of interest. At June 30, 2008, the interest rates on those commitments ranged from 5.00% to 8.75%.

The Company also had $750,000 of unfunded lines of credit as of that date, of which $351,000 were at fixed rates and $399,000 were at floating market rates.

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

At June 30, 2008 and 2007, total mortgage loans in the process of origination amounted to approximately $4,878,000 and $2,481,000, respectively. There were forward commitments to sell mortgage loans at June 30, 2008 of $759,000, and none at June 30, 2007. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $4,878,000 and $2,481,000 at June 30, 2008 and 2007, respectively.

Loans aggregating approximately $10,705,000 or 10.1% of the portfolio at June 30, 2008 were outstanding to borrowers employed by an area-based petroleum refining company.

Deposits of approximately $22,096,000 or 21.6% of the Company’s total deposits were from one customer.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

Note 20:	Condensed Parent Company Statements

The condensed balance sheets at June 30, 2008 and 2007 and statements of income and cash flows for the years ended June 30, 2008, 2007 and 2006, for the parent company, Osage Bancshares, Inc., and Osage Federal Financial, Inc., (who was the parent company of Osage Federal Bank until January 17, 2007), are as follows:

	2008	2007
Balance Sheets
Assets
Cash	$8,076,525	$12,514,434
Investment in subsidiary bank	22,703,643	22,683,620

Total assets	$30,780,168	$35,198,062

Accrued Liabilities	$167,125	$—

Stockholders’ equity	30,613,043	35,198,062

Total liabilities and stockholders’ equity	$30,780,168	$35,198,062

	2008	2007	2006
Statements of Income
Income
Interest and dividend income	$—	$—	$—

Income Before Income Tax and Equity in Undistributed Earnings of Subsidiaries	—	—	—

Provision for Income Taxes	—	—	—

Income Before Equity in Earnings of Subsidiaries	—	—	—

Equity in Undistributed Earnings of Subsidiaries	217,288	939,956	626,457

Net Income	$217,288	$939,956	$626,457

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

	2008	2007	2006

Statements of Cash Flows
Operating Activities
Net income	$217,288	$939,956	$626,457
Item not providing cash
Equity in undistributed earnings of ubsidiary	(217,288)	(939,956)	(626,457)

Net cash provided by operating activities	0	0	0

Investing Activities
Investment in subsidiary bank	—	(11,757,556)	—

Net cash used in investing activities	—	(11,757,556)	—

Financing Activities
Payment of dividends, net of restricted stock dividends	(1,148,205)	(658,075)	(984,033)
Net proceeds from sale of common stock	—	23,515,112	—
Restricted stock dividend	(25,912)	(17,421)	(56,702)
Cash paid for repurchase of shares under stock buyback plans	(3,263,792)	—	—

Net cash (used in) provided by financing activities	(4,437,909)	22,839,616	(1,040,735)

Increase (Decrease) in Cash	(4,437,909)	11,082,060	(1,040,735)

Cash, Beginning of Year	12,514,434	1,432,374	2,473,109

Cash, End of Year	$8,076,525	$12,514,434	$1,432,374

Note 21:	Recent Accounting Pronouncements

In March 2006 and updated in September 2006, The Emerging Issues Task Force released Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue deals with whether the postretirement benefit associated with an endorsement split-dollar arrangement is effectively settled in accordance with either FASB Statement 106 or APB Opinion 12 upon entering into such arrangement. The EITF reached a consensus that employers actually incur a liability for the death benefit associated with these types of policies, even though the insurance company undertakes the legal obligation to provide a benefit to individuals insured under these arrangements. The adoption of this statement will not have a material effect on the Company’s consolidated financial statements.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements and is effective for the Company beginning July 1, 2008. The adoption of this Statement will not have a material adverse effect on the Company’s financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Statement No. 159 is effective for the Company beginning July 1, 2008. The adoption of this Statement will not have a material adverse effect on the Company’s financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on under recognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company adopted FIN 48 effective July 1, 2007. The adoption of the interpretation has not had a material impact to the Company’s results of operations or financial condition.

In January 2007, the FASB issued an exposure draft – Disclosures about Derivative Instruments and Hedging Activities. This exposure draft would amend and expand the disclosure requirements in SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities. The FASB issued this proposed Statement to address concerns that the existing disclosure requirements for derivative instruments and related hedged items do not provide adequate information on the effect that derivative activities have on an entity’s overall consolidated financial condition or results of operations. Specific disclosure requirements are outlined in the proposed Statement. At this time, the FASB continues its deliberations regarding this exposure draft and has not adopted the final Statement. The Company continues to monitor the exposure draft to determine the impact, if any, on the consolidated financial condition or results of operations of the Company.

Osage Bancshares, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2008, 2007 and 2006

In November 2007, the Securities and Exchange Commission Staff issued Staff Accounting Bulletin (“SAB”) No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings. This SAB supersedes the guidance previously issued in SAB No. 105, Application of Accounting Principles to Loan Commitments. SAB No. 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB No. 109 is effective for the Company on January 1, 2008 and does not have a material effect on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations. SFAS No. 141(revised) retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for business combinations, but broadens the scope of Statement 141 and contains improvements to the application of this method. The Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. SFAS No. 141 (revised) applies to business combinations occurring after January 1, 2009.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23 – Issues Involving the Application of the Shortcut Method Under Paragraph 68. This Implementation Issue amends the accounting and reporting requirements of paragraph 68 of Statement 133 (the shortcut method) to address certain practice issues. It addresses a limited number of issues that have caused implementation difficulties in the application of paragraph 68 of Statement 133. The objective is to improve financial reporting related to the shortcut method to increase comparability in financial statements. This pronouncement is effective for hedging relationships designated on or after January 1, 2008 and did not have a material effect on the Company’s financial position or results of operations.

Note 22:	Subsequent Event

As discussed in Note 2 of the Notes to Consolidated Financial Statements, the Company recorded an other-than-temporary impairment on its equity investment in the Shay Ultra-Short Mortgage Fund. The Fund had a fair market value of $12,325,633 as of June 30, 2008. As of September 24, 2008, the value has further declined, and the fair market value, based on shares the Company owns as of August 31, 2008, is $11,413,849, a 7.4% decrease from June 30, 2008.

OSAGE BANCSHARES, INC. 239 E. Main Street Pawhuska, Oklahoma 74056-5215 (918) 287-2919
Board of Directors
Milton V. Labadie, Chairman Retired CEO of Osage Federal Bank
Mark S. White President and CEO Osage Federal Bank	Richard J. Trolinger Executive Vice President Osage Federal Bank
Martha M. Hayes Senior Vice President Osage Federal Bank	Mark A. Formby Private Investor
Harvey Payne Attorney	Gary D. Strahan Certified Public Accountant

Executive Officers
Mark S. White, President and CEO
Richard J. Trolinger, Executive Vice President
Martha M. Hayes, Senior Vice President
Sue Allen Smith, Vice President, CFO and Treasurer
Frances Altaffer, Vice President and Secretary

Special Counsel	Independent Auditor	Transfer Agent and Registrar
Malizia Spidi & Fisch, PC 901 New York Avenue, N.W. Suite 210 East Washington, D.C. 20001	BKD, LLP 3230 Hammons Boulevard Joplin, MO 64802	Registrar & Transfer Company 10 Commerce Drive Cranford, NJ 07016 (800) 368-5948